OPTION TRANSFER AND AMENDMENT AGREEMENT

BETWEEN

TOURNIGAN GOLD CORPORATION

AND

TOURNIGAN USA INC.

AND

SWEETWATER RIVER RESOURCES LLC

September 14, 2007

STIKEMAN ELLIOTT LLP
BARRISTERS & SOLICITORS
1700 - 666 BURRARD STREET
VANCOUVER, B.C.
V6C 2X8

TABLE OF CONTENTS
ARTICLE 1
INTERPRETATION
1.1	Definitions	2
1.2	Headings	3
1.3	Extended Meanings	3
1.4	Use of Certain Words	4
1.5	Knowledge	4
1.6	Currency	4
1.7	Schedules	4
1.8	Severability	4

ARTICLE 2
TRANSFER OF INTEREST IN OPTION AGREEMENT
2.1	Notice of Transfer to Optionor	4
2.2	Agreement to Be Bound	4
2.3	Transfer	5

ARTICLE 3
AMENDMENT OF OPTION AGREEMENT
3.1	Amendment of Option Agreement	5
3.2	Notice to Tournigan USA	5

ARTICLE 4
NOTICE OF EXERCISE OF OPTION
4.1	Notice of Exercise of Option	5

ARTICLE 5
OPTION EXERCISE
5.1	Option Exercise	5
5.2	Payment of the Option Exercise Price	5
5.3	Allocation of Option Exercise Price	6

ARTICLE 6
REPRESENTATIONS AND WARRANTIES
6.1	Optionor’s Representations and Warranties	6
6.2	Optionee’s Representations and Warranties	9
6.3	Tournigan USA’s Representations and Warranties	10
6.4	Survival of Representations and Warranties	10

(i)

ARTICLE 7
CONDITIONS PRECEDENT

ARTICLE 8
CLOSING
8.1	Closing	11
8.2	Closing Conditions for the Benefit of Tournigan USA and Tournigan	11
8.3	Closing Conditions for the Benefit of the Optionor	11
8.4	Deliveries by the Optionor at Closing	12
8.5	Deliveries by Tournigan USA at Closing	13
8.6	Deliveries by Tournigan at Closing	13

ARTICLE 9
OTHER OBLIGATIONS OF THE OPTIONOR
9.1	Rectification of Deficiencies in Land Tenure Reports	13

ARTICLE 10
GENERAL
10.1	Further Assurances	14
10.2	Time of the Essence	14
10.3	Legal Fees	14
10.4	Benefit of the Agreement	14
10.5	Entire Agreement	14
10.6	Amendments and Waiver	15
10.7	Assignment	15
10.8	Notices	15
10.9	Governing Law	16
10.10	Attornment	16
10.11	Counterparts	16
10.12	Execution by Facsimile Transmission	17

(ii)

OPTION TRANSFER AND AMENDMENT AGREEMENT

THIS AGREEMENT made as of the 14th day of September, 2007.

BETWEEN:

TOURNIGAN GOLD CORPORATION, a corporation organized under the laws of the Yukon and having an office at 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3

(hereinafter referred to as “Tournigan”)

OF THE FIRST PART

AND:

TOURNIGAN USA INC., a corporation organized under the laws of the State of Wyoming, United States, and having an office at 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3

(hereinafter referred to as “Tournigan USA”)

OF THE SECOND PART

AND:

SWEETWATER RIVER RESOURCES LLC, a limited liability company organized under the laws of the State of Wyoming, United States, and having an office at 220 Hwy 10, Jelm, Wyoming, United States, 82063

(hereinafter referred to as the “Optionor”)

OF THE THIRD PART

WHEREAS:

A.

The Optionor is the beneficial owner and the owner of record of the Properties, as defined herein;

B.

The Optionor, as optionor, and Tournigan, as optionee, are parties to an option agreement dated as of July 15th, 2005, pursuant to which Tournigan has the right to earn an interest in the Properties upon incurring certain exploration expenses and making certain payments to the Optionor (the “Option Agreement”);

C.

Tournigan wishes to assign its rights under the Option Agreement to its wholly owned subsidiary, Tournigan USA;

D.

Tournigan USA and the Optionor wish to amend the Option Agreement upon the terms and subject to the conditions set forth herein; and

E.

Tournigan USA wishes to exercise the option, and Tournigan USA and the Optionor wish to make provision for such exercise.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)

“Affiliate” has the meaning defined in the Business Corporations Act (British Columbia).

(b)

“Agreement” means this agreement and all amendments made hereto by written agreement between the Parties;

(c)

“Applicable Laws” means the General Mining Law of the United States and regulations thereunder, together with statutes and regulations governing the acquisition, disposition and development of mineral rights that are in force (1) in the State of Wyoming with respect to those Properties located in the State of Wyoming, (2) in the State of Arizona with respect to those Properties located in the State of Arizona, and (3) in the State of South Dakota with respect to those Properties located in the State of South Dakota;

(d)

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in British Columbia or Wyoming, Arizona or South Dakota, as applicable;

(e)

“Cash” means cash or a certified cheque or bank draft payable at par in Vancouver to or to the order of the Optionor;

(f)

“Closing” means the completion of the exercise of the Option in accordance with Article 8;

(g)

“Closing Date” means the date for Closing agreed by the Parties in writing, but which will, in any event, take place within five Business Days after the Effective Date;

(h)

“Effective Date” has the meaning set out in Article 7;

(i)

“Escrow Agent” means Stikeman Elliott LLP as escrow agent under the Escrow Agreement;

(j)

“Escrow Agreement” means an escrow agreement in the form of agreement attached hereto as Schedule “C”;

(k)

“Escrowed Cash” means $100,000;

(l)

“Exchange” means the TSX Venture Exchange, or if Tournigan’s common shares are at the relevant time listed on such exchange, the Toronto Stock Exchange;

(m)

“Market Price” has the meaning defined in the TSX Venture’s Corporate Financial Manual (if Tournigan is listed on the TSX Venture Exchange at the relevant time) or the meaning defined in the TSX Company Manual (if Tournigan is listed on the Toronto Stock Exchange at the relevant time);

(n)

“Mineral Rights” means the unpatented mining claims, mineral exploration permits, prospecting licences, mining leases, mineral concessions and other forms of tenure or other rights to minerals, or to work upon lands for the purpose of searching for, developing or extracting minerals under any form of mineral title recognized under the Applicable Laws or any subdivision thereof, whether contractual, statutory or otherwise, or any interest therein;

(o)

“Option Exercise Price” means the Cash Consideration and the Consideration Shares, as defined in section 4.1; and

(p)

“Parties” means, collectively, Tournigan, Tournigan USA and the Optionor and “Party” means any one of them;

(q)

“Properties” means the Mineral Rights described in Schedule “A” together with, after the date of this Agreement, any relocation, amended location or renewal of such Mineral Rights and any other form of successor or substitute title therefor;

(r)

“Time of Closing” means 10:00 am (Vancouver time) on the Closing Date.

1.2

Headings

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement supplemental hereto. Unless otherwise specified or if something in the subject matter or context is inconsistent therewith, references herein to articles and sections are to articles and sections of this Agreement.

1.3

Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing the masculine gender include the feminine and neuter genders and vice versa and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.4

Use of Certain Words

The words “including” and “includes”, when either follows any general term or statement, is not to be construed as limiting the general term or statement to the specific terms or matters set forth immediately following such word or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement.

1.5

Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of any Party, such Party confirms that it has made due and diligent inquiry of such persons (including appropriate officers of such Party) as are reasonably necessary as to the matter that is the subject of such representation and warranty.

1.6

Currency

Except as otherwise specifically provided, all references to currency herein are to lawful money of the United States.

1.7

Schedules

The following are the schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule “A”     Properties
Schedule “B”     Amended Option Agreement Terms
Schedule “C”     Form of Escrow Agreement

1.8

Severability

If any provision of this Agreement is or becomes illegal, invalid or unenforceable, in whole or in part, the remaining provisions will nevertheless be and remain valid and subsisting and the said remaining provisions will be construed as if this Agreement had been executed without the illegal, invalid or unenforceable portion.

ARTICLE 2
TRANSFER OF INTEREST IN OPTION AGREEMENT

2.1

Notice of Transfer to Optionor

Tournigan hereby gives the Optionor notice of Tournigan’s election to effect a Transfer (as defined in the Option Agreement) of all of its right, title and interest in and to the Option Agreement pursuant to section 5.4(a) of the Option Agreement, to Tournigan USA, being an Affiliate of Tournigan as defined in the Option Agreement.

2.2

Agreement to Be Bound

As required by section 5.5 of the Option Agreement, Tournigan USA hereby covenants and agrees to be bound by the Option Agreement, including Article 6 thereof, effective upon the Transfer referred to this Article 2.

2.3

Transfer

Tournigan and Tournigan USA hereby agree that all right, title and interest in the Option Agreement will be assigned to Tournigan USA effective as of the Effective Date.

ARTICLE 3
AMENDMENT OF OPTION AGREEMENT

3.1

Amendment of Option Agreement

The Parties hereby agree that effective immediately after the transfer of the Option Agreement to Tournigan USA on the Effective Date, the Option Agreement will be amended without any further action on the part of any Party as provided in Schedule “B”. The Option Agreement, as amended by this Article 3, is hereinafter called the “Amended Option Agreement”.

3.2

Notice to Tournigan USA

For the purposes of the notice provisions set out in section 10.1 of the Amended Option Agreement, the address for giving notice to Tournigan USA and Tournigan USA’s facsimile number shall be those set out in section 10.8(c) of this Agreement.

ARTICLE 4
NOTICE OF EXERCISE OF OPTION

4.1

Notice of Exercise of Option

Tournigan USA hereby gives notice to the Optionor of Tournigan USA’s election to exercise the Option pursuant to the Amended Option Agreement, effective immediately following the amendment of the Option Agreement described in Article 3.

ARTICLE 5
OPTION EXERCISE

5.1

Option Exercise

Tournigan USA will exercise the Option under the Amended Option Agreement to acquire a 100% undivided right, title and interest in the Properties by the payment to the Optionor of $50,000 (the “Cash Consideration”) CDN$592,000 in cash (the “Additional Cash Consideration”) and the delivery to the Optionor of an aggregate of 340,000 common shares in the capital of Tournigan (the “Consideration Shares”) issued at the Market Price applicable at closing.

5.2

Payment of the Option Exercise Price

The Option Exercise Price shall be paid by Tournigan USA to the Optionor at Closing as follows:

(a)

for delivery to the Optionor, a bank draft or certified cheque made payable to the Optionor in payment of the Cash Consideration and the Additional Cash Consideration less the amount of the Escrowed Cash;

(b)

for delivery to the Escrow Agent, a bank draft or certificate cheque made payable to the Escrow Agent in the amount of the Escrowed Cash, to be held pursuant to the terms of the Escrow Agreement;

(c)

for delivery to the Optionor, a certificate or certificates representing the Consideration Shares registered in the name of the Optionor or to the Optionor’s direction.

The Additional Cash Consideration will be paid in US dollars using the Bank of Canada noon spot rate of exchange the day prior to the Closing Date. The Escrowed Cash in the amount of $100,000 will be deducted from the Additional Cash Consideration and delivered to the Escrow Agent following the conversion of the Additional Cash Consideration into US dollars.

5.3

Allocation of Option Exercise Price

The Option Exercise Price will be allocated 80% as to the Properties listed in Part 1 of Schedule “A”, and 20% as to the Properties listed in Part 2 of Schedule “A”.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1

Optionor’s Representations and Warranties

The Optionor represents and warrants to Tournigan USA that:

(a)

it is a limited liability company duly formed, organized and validly subsisting under the laws of its jurisdiction of formation;

(b)

it has full power and authority to carry on its business and to enter into this Agreement;

(c)

neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which the Optionor is a party;

(d)

the execution and delivery of this Agreement do not violate or result in the breach of its constating documents or of the laws of any applicable jurisdiction;

(e)

all necessary authorizations have been obtained for the execution of this Agreement and for the performance of the Optionor's obligations hereunder;

(f)

this Agreement constitutes a legal, valid and binding obligation of the Optionor enforceable against it in accordance with its terms;

(g)

with respect to those Properties the Optionor owns in fee simple. if any, the Optionor is in exclusive possession of and owns such Properties free and clear of all defects, mortgages, deeds of trust, options, liens and encumbrances except those specifically identified in Schedule “A”, and has the right to convey such Properties to Tournigan USA;

(h)

with respect to those Properties in which the Optionor holds an interest under mineral leases or other contracts:

(i)

the Optionor is in exclusive possession of such Properties;

(ii)

the Optionor has not received any notice of default of any of the terms or provisions of such contracts and has no knowledge of any facts or circumstances that would form the basis for any such notice;

(iii)

the Optionor has the authority under such contracts to perform fully its obligations under this Agreement;

(iv)

to the best of the Optionor’s knowledge and belief, such leases and contracts are valid and are in good standing; and

(v)

the Properties covered by such leases and contracts are free and clear of defects, mortgages, deeds of trust, options, liens and encumbrances arising by, through or under the Optionor;

(i)

with respect to unpatented mining claims located by the Optionor or an affiliate of the Optionor that are included within the Properties, except as provided in Schedule “A”, and subject to the paramount title of the United States:

(i)

the unpatented mining claims were properly laid out and monumented;

(ii)

all required location and validation work was properly performed;

(iii)

location notices and certificates were properly recorded and filed with appropriate governmental agencies;

(iv)

all affidavits of assessment work or payment of maintenance fees to the Bureau of Land Management and other filings required to maintain the claims in good standing through the assessment year ending September 1, 2007, have been properly and timely recorded or filed with appropriate governmental agencies;

(v)

the claims are free and clear of defects, mortgages, deeds of trust, options, liens and encumbrances arising by, through or under the Optionor; and

(vi)

the Optionor has no knowledge of conflicting claims;

however, nothing in this section 6.1(h), shall be deemed to be a representation or warranty that any of the unpatented mining claims contains a discovery of minerals, and with respect to those unpatented mining claims that were not located by the Optionor or an affiliate of the Optionor, but are included within the Properties, the Optionor makes the foregoing representations and warranties (with the foregoing exceptions) to the best of its knowledge and belief;

(j)

the Optionor has delivered to Tournigan USA all information concerning title to the Properties in the Optionor’s possession or control, including, but not limited to, true and correct copies of all leases or other contracts relating to the Properties of which the Optionor has knowledge;

(k)

with respect to the Properties, there are no pending or threatened actions, suits claims or proceedings;

(l)

the Optionor:

(i)

received and accepted the offer to acquire the Consideration Shares in the jurisdiction set forth under its name on the first page hereof;

(ii)

is aware that the Consideration Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or the securities laws of any state;

(iii)

is an “accredited investor” as defined in Rule 501 under the 1933 Act, and is acquiring the Consideration Shares for its own account and not with a view to any resale, distribution, or other disposition of the Consideration Shares in violation of U.S. federal or state securities laws;

(iv)

understands that the Consideration Shares are “restricted securities” as defined in Rule 144 under the 1933 Act and that if it decides to offer, sell or otherwise transfer such securities, such securities may be offered, sold or otherwise transferred only (A) to the Company, (B) outside the United States in accordance with Rule 904 of Regulation S under the 1933 Act, (C) in accordance with (i) Rule 144A, if available, or (ii) Rule 144, if available, and in each case in accordance with applicable state securities laws, or (D) under an effective registration statement under the 1933 Act and in accordance with applicable state securities laws;

(v)

understands that the certificates evidencing the Consideration Shares and all certificates issued in exchange or in substitution thereof, shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN ACCORDANCE WITH (I) RULE 144A, IF AVAILABLE, OR (II) RULE 144, IF AVAILABLE, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

and;

(vi)

understands that the certificates evidencing the Consideration Shares and all certificates issued in exchange or in substitution thereof which are issued within four months of the Closing Date shall also bear the following legend:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].

6.2

Optionee’s Representations and Warranties

Tournigan represents and warrants to the Optionor that:

(a)

it is a body corporate duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

(b)

it has full power and authority to carry on its business and to enter into this Agreement;

(c)

neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which Tournigan is a party;

(d)

the execution and delivery of this Agreement does not violate or result in the breach of its constating documents or of the laws of any applicable jurisdiction;

(e)

all corporate authorizations have been obtained for the execution of this Agreement and for the performance of Tournigan's obligations hereunder;

(f)

this Agreement constitutes a legal, valid and binding obligation of Tournigan enforceable against it in accordance with its terms;

(g)

upon their issuance, the Consideration Shares will be issued as fully paid and non-assessable common shares in the capital of Tournigan; and

(h)

the common shares in the capital of Tournigan are listed and posted for trading on the TSX Venture Exchange (the “TSX-V”), and Tournigan is in compliance with and is not otherwise in default of (whether with or without notice or lapse of time or both) any requirements of the TSX-V.

6.3

Tournigan USA’s Representations and Warranties

Tournigan USA represents and warrants to the Optionor that:

(a)

it is a body corporate duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

(b)

it has full power and authority to carry on its business and to enter into this Agreement;

(c)

neither the execution and delivery of this Agreement nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by any agreement to which Tournigan USA is a party;

(d)

the execution and delivery of this Agreement does not violate or result in the breach of its constating documents or of the laws of any applicable jurisdiction;

(e)

all corporate authorizations have been obtained for the execution of this Agreement and for the performance of Tournigan USA's obligations hereunder; and

(f)

this Agreement constitutes a legal, valid and binding obligation of the party enforceable against it in accordance with its terms.

6.4

Survival of Representations and Warranties

The representations and warranties of the Parties set out in Article 6 survive the completion of the sale and purchase of the Properties and, notwithstanding such completion, shall continue in full force and effect for two years after the Closing Date.

ARTICLE 7
CONDITIONS PRECEDENT

The obligations of Tournigan and Tournigan USA under this Agreement are subject to and do not become binding until the earlier of:

(a)

the Canada Revenue Agency notifies Tournigan that the completion of the transactions contemplated by this Agreement will not prejudice Tournigan’s application for a favourable advance tax ruling in respect of its proposed reorganization announced May 28, 2007 (the “Tournigan Reorganization”); or

(b)

the Tournigan Reorganization has closed.

The Parties will use their commercially reasonable best efforts to satisfy these conditions precedent. The conditions precedent are for the exclusive benefit of Tournigan, which may, but which is not required to, waive the condition precedent in whole or in part. The date upon which the conditions precedent have been satisfied (or waived) will be the effective date of this Agreement (the “Effective Date”). Tournigan will notify the Optionor and Tournigan USA of the satisfaction of each condition precedent immediately upon such condition precedent being satisfied. Notwithstanding any other provision of this Agreement, the Optionor has the right to terminate this Agreement without any further obligation or liability if each of the conditions precedent has not been satisfied, or waived by Tournigan, by December 31, 2007.

ARTICLE 8
CLOSING

8.1

Closing

The closing of the acquisition of the Properties pursuant to the exercise of the option under the Amended Option Agreement will take place at the Time of Closing on the Closing Date at the offices of the Optionor's counsel, Stikeman Elliott LLP, in Vancouver, British Columbia, subject to the conditions set out in Article 7 and Sections 8.2 and 8.3.

8.2

Closing Conditions for the Benefit of Tournigan USA and Tournigan

The closing of the acquisition of the Properties is subject to the following conditions which are for the exclusive benefit of Tournigan USA and Tournigan, and are to be performed or complied with at or prior to the Time of Closing:

(a)

the Optionor shall have performed and complied with all of the terms, covenants and conditions of this Agreement and the Amended Option Agreement to be performed or complied with by the Optionor at or prior to the Time of Closing;

(b)

the representations and warranties of the Optionor set forth in section 6.1 and in the Option Agreement shall be true and correct at the Time of Closing with the same force and effect as if made at and as of such time; and

(c)

Tournigan shall have received the Exchange’s conditional acceptance of notice of this Agreement.

Tournigan and Tournigan USA may, but are not required to, waive any condition set out in this section 8.2 in whole or in part.

8.3

Closing Conditions for the Benefit of the Optionor

The sale by the Optionor and the purchase by Tournigan USA of the Properties are subject to the following conditions which are for the exclusive benefit of the Optionor and are to be performed or complied with at or prior to the Time of Closing:

(a)

Tournigan USA shall have performed and complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Tournigan USA at or prior to the Time of Closing; and

(b)

the representations and warranties of Tournigan and Tournigan USA set forth in Article 6 and in the case of Tournigan, the Option Agreement, shall be true and correct at the Time of Closing with the same force and effect as if made at and as of such time.

The Optionor may, but is not required to, waive any condition set out in this section 8.3 in whole or in part.

8.4

Deliveries by the Optionor at Closing

Subject to satisfaction of the conditions set out in section 8.3, at Closing the Optionor shall deliver or cause to be delivered to Tournigan USA title to the Properties, free and clear of all liens, charges, encumbrances and defects in title and, to this end, the Optionor shall deliver to Tournigan USA:

(a)

a certificate signed on behalf of the Optionor by two senior officers of the Optionor, addressed at least to Tournigan USA and Tournigan and certifying that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Optionor, as the case may be, at or prior to the Time of Closing have been performed and complied with and that the representations and warranties of the Optionor herein given are true and correct at the Time of Closing;

(b)

a legal opinion of counsel to the Optionor addressed to Tournigan USA in substance satisfactory to Tournigan USA, acting reasonably, with respect to such matters as Tournigan USA and its counsel may reasonably request relating to the Properties;

(c)

assignments to Tournigan USA, in form acceptable to the Arizona State Land Department, of State of Arizona mineral leases and mineral exploration permits included in the Properties;

(d)

deeds in recordable form conveying all of the other Properties to Tournigan USA,

(e)

all existing title documents for the Properties including, without limitation, location notices, location certificates, original mineral leases and mineral exploration permits;

(f)

all available geological, geochemical, geophysical and engineering data (including interpretive data), maps, plans and drawings, drill core and samples, and books, records and other information (including information recorded in electrical form) pertaining to the Properties (and provided that Tournigan USA acknowledges that the Optionor has made no representation or warranty as to the accuracy and completeness of all such data and information); and

(g)

two counterparts of the Escrow Agreement executed by the Optionor;

and the Optionor shall deliver to Tournigan:

(e)

the certificate referred to in section 8.4(a); and

(f)

any questionnaire that Tournigan, acting reasonably, may request in order to satisfy itself that the issue of the Consideration Shares fits within exemptions of the prospectus and registration requirements of applicable United States and British Columbia securities laws.

8.5

Deliveries by Tournigan USA at Closing

Subject to Article 7 and section 8.2, Tournigan USA will deliver or cause to be delivered to the Optionor:

(a)

a certificate signed on behalf of Tournigan USA by two senior officers of Tournigan USA certifying that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by Tournigan USA, as the case may be, at or prior to the Time of Closing have been performed and complied with and that the representations and warranties of Tournigan USA herein given are true and correct at the Time of Closing;

(b)

the payment of the Cash Consideration as provided for in sections 5.2(a) and 5.2(b); and

(c)

a counterpart of the Escrow Agreement executed by each of Tournigan USA and the Escrow Agent.

8.6

Deliveries by Tournigan at Closing

Subject to satisfaction of the conditions set out in section 8.2, Tournigan will deliver or cause to be delivered to the Optionor:

(a)

a certificate signed on behalf of Tournigan by two senior officers of Tournigan certifying that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by Tournigan, as the case may be, at or prior to the Time of Closing have been performed and complied with and that the representations and warranties of Tournigan herein given are true and correct at the Time of Closing; and

(b)

the Consideration Shares as provided for in section 5.2(b).

ARTICLE 9
OTHER OBLIGATIONS OF THE OPTIONOR

9.1

Rectification of Deficiencies in Land Tenure Reports

The Optionor acknowledges that there are certain deficiencies in the land tenure reports prepared by Meadowlark Search, Inc. relating to certain of the Properties, particulars of which are set out in a letter from the Optionor to Tournigan USA dated as of the date of this Agreement (each a “Deficiency”, and collectively, the “Deficiencies”). The Optionor agrees to rectify the Deficiencies to the satisfaction of Tournigan USA within four months of the date of this Agreement, failing which Tournigan USA shall be entitled to rectify the Deficiencies, and shall be entitled to reimbursement by the Optionor for the fees and expenses it incurs in doing so.

In the event that a Deficiency cannot be rectified by the Optionor or by Tournigan USA, as the case may be, the Optionor will pay Tournigan USA an amount equivalent to the reduction in the value of the Properties caused by the Deficiency (a “Deficiency Payment”). The amount of any Deficiency Payment will be agreed to by the Optionor and Tournigan USA, acting reasonably. In the event that the Optionor and Tournigan cannot agree upon the amount of a Deficiency Payment, the amount of such Deficiency Payment shall be determined by an independent valuator acceptable to each of them, acting reasonably. Subject to the terms and conditions of the Escrow Agreement, Tournigan USA may require the Escrow Agent to release some or all of the Escrowed Cash to Tournigan USA to be applied to the payment of any Deficiency Payment.

ARTICLE 10
GENERAL

10.1

Further Assurances

Each of the Optionor and Tournigan USA will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement, or which the Exchange requires to approve the transactions contemplated by this Agreement.

10.2

Time of the Essence

Time is of the essence of this Agreement.

10.3

Legal Fees

Each of the Parties will pay its respective legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement, and all other documents and instruments executed pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

10.4

Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

10.5

Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto including, without limitation, the Option Agreement and the Amended Option Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement, or any other documents contemplated to be delivered hereunder or thereunder.

10.6

Amendments and Waiver

No modification of or amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto and no waiver of any breach of any term or provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

10.7

Assignment

Without derogating from the right of Tournigan USA to sell, assign or otherwise deal with the Properties or any residual rights hereunder subsequent to the payment of the Option Exercise Price:

(a)

subject to paragraph (b) of this section 9.7, this Agreement may not be assigned by the Optionor or Tournigan USA without the prior written consent of the other; and

(b)

Tournigan USA may assign its rights under the Amended Option Agreement and under this Agreement to an affiliate of Tournigan USA, provided that such affiliate enters into a written agreement with the Optionor to be bound by the provisions of this Agreement in all respects and to the same extent as Tournigan USA is bound and provided that Tournigan USA shall continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such affiliate fails to do so.

10.8

Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing by personal delivery or by electronic means of communication addressed to the recipient as follows:

(a)

To the Optionor:

220 Hwy 10
Jelm, Wyoming
United States 82063

Attention:         President
Facsimile No.:

(b)

To Tournigan:

24th Floor, 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3

Attention:         President
Facsimile No.:   (604) 683-8340

with a copy to:

Stikeman, Elliott LLP
Suite 1700, Park Place
666 Burrard Street
Vancouver, British Columbia V6C 2X8

Attention:         Neville McClure
Facsimile No.:   (604) 681-1825

(c)

To Tournigan USA:

24th Floor, 1111 West Georgia Street
Vancouver, British Columbia V6E 4M3

Attention:         President
Facsimile No.:   (604) 683-8340

with a copy to:

Holland & Hart LLP
555 Seventeenth Street, Suite 3200
Denver, Colorado 80202

Attention:         Jeanine Feriancek
Facsimile No.:   (303) 727-5854

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

10.9

Governing Law

This Agreement is governed by and must be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

10.10

Attornment

For the purpose of all legal proceedings, this Agreement will be deemed to have been performed in the Province of British Columbia and the courts of the Province of British Columbia will have jurisdiction to entertain any action arising under this Agreement. Each of the Optionor and Tournigan USA hereby attorns to the jurisdiction of the courts of the Province of British Columbia. Nothing contained in this section 9.10 is intended to affect the rights of any Party to enforce a judgment or award outside the Province of British Columbia.

10.11

Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which when taken together constitute one and the same agreement.

10.12

Execution by Facsimile Transmission

Delivery of this Agreement by any Party may be made by facsimile transmission. A copy of this Agreement duly executed in several counterparts by the parties hereto and delivered by facsimile transmission constitutes a valid and binding Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement.

TOURNIGAN GOLD CORPORATION

Per: “James Walchuck”
Authorized Officer

Per: “Jude Fawcett”
Authorized Officer

TOURNIGAN USA INC.

Per: “James Walchuck”
Authorized Officer

SWEETWATER RIVER RESOURCES LLC

Per: “John W. Glasscock”
Authorized Signatory

SCHEDULE “A” PROPERTIES	1

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC270562	MSB-1	9/2/2005	CARBON
WMC270563	MSB-2	9/2/2005	CARBON
WMC270564	MSB-3	9/2/2005	CARBON
WMC270565	MSB-4	9/2/2005	CARBON
WMC270566	MSB-5	9/2/2005	CARBON
WMC270567	MSB-6	9/2/2005	CARBON
WMC270568	MSB-7	9/2/2005	CARBON
WMC270569	MSB-8	9/2/2005	CARBON
WMC270570	MSB-9	9/2/2005	CARBON
WMC270571	MSB-10	9/2/2005	CARBON
WMC270572	MSB-11	9/2/2005	CARBON
WMC270573	MSB-12	9/2/2005	CARBON
WMC270574	MSB-13	9/2/2005	CARBON
WMC270575	MSB-14	9/2/2005	CARBON
WMC270576	MSB-15	9/2/2005	CARBON
WMC270577	MSB-16	9/2/2005	CARBON
WMC270578	MSB-17	9/2/2005	CARBON
WMC270579	MSB-18	9/2/2005	CARBON
WMC270580	MSB-19	9/2/2005	CARBON
WMC270581	MSB-20	9/2/2005	CARBON
WMC270582	MSB-21	9/2/2005	CARBON
WMC270583	MSB-22	9/2/2005	CARBON
WMC270584	MSB-23	9/2/2005	CARBON
WMC270585	MSB-24	9/2/2005	CARBON
WMC270586	MSB-25	9/2/2005	CARBON
WMC270587	MSB-26	9/2/2005	CARBON
WMC270588	MSB-27	9/2/2005	CARBON
WMC270589	MSB-28	9/2/2005	CARBON
WMC270590	MSB-29	9/2/2005	CARBON
WMC270591	MSB-30	9/2/2005	CARBON
WMC270592	MSB-31	9/2/2005	CARBON
WMC270593	MSB-32	9/2/2005	CARBON
WMC270594	MSB-33	9/2/2005	CARBON
WMC270595	MSB-34	9/2/2005	CARBON
WMC270596	MSB-35	9/2/2005	CARBON
WMC270597	MSB-36	9/2/2005	CARBON
WMC270598	MSB-37	9/2/2005	CARBON
WMC270599	MSB-38	9/2/2005	CARBON
WMC270600	MSB-39	9/2/2005	CARBON
WMC270601	MSB-40	9/2/2005	CARBON
WMC270602	MSB-41	9/2/2005	CARBON
WMC270603	MSB-42	9/2/2005	CARBON
WMC270604	MSB-43	9/2/2005	CARBON
WMC270605	MSB-44	9/2/2005	CARBON

SCHEDULE “A” PROPERTIES	2

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC270606	MSB-45	9/2/2005	CARBON
WMC270607	MSB-46	9/2/2005	CARBON
WMC270608	MSB-47	9/2/2005	CARBON
WMC270609	MSB-48	9/2/2005	CARBON
WMC270610	MSB-49	9/2/2005	CARBON
WMC270611	MSB-50	9/2/2005	CARBON
WMC270612	MSB-51	9/2/2005	CARBON
WMC270613	MSB-52	9/2/2005	CARBON
WMC270614	MSB-53	9/2/2005	CARBON
WMC270615	MSB-54	9/2/2005	CARBON
WMC270616	MSB-55	9/2/2005	CARBON
WMC270617	MSB-56	9/2/2005	CARBON
WMC270618	MSB-57	9/2/2005	CARBON
WMC270619	MSB-58	9/2/2005	CARBON
WMC270620	MSB-59	9/2/2005	CARBON
WMC270621	MSB-60	9/2/2005	CARBON
WMC270622	MSB-61	9/2/2005	CARBON
WMC270623	MSB-62	9/2/2005	CARBON
WMC270624	MSB-63	9/2/2005	CARBON
WMC270625	MSB-64	9/2/2005	CARBON
WMC270626	MSB-65	9/2/2005	CARBON
WMC270627	MSB-66	9/2/2005	CARBON
WMC270628	MSB-67	9/2/2005	CARBON
WMC270629	MSB-68	9/2/2005	CARBON
WMC270630	MSB-69	9/2/2005	CARBON
WMC270631	MSB-70	9/2/2005	CARBON
WMC270632	MSB-71	9/2/2005	CARBON
WMC270633	MSB-72	9/2/2005	CARBON
WMC270634	MSB-73	9/2/2005	CARBON
WMC270635	MSB-74	9/2/2005	CARBON
WMC270636	MSB-75	9/2/2005	CARBON
WMC270637	MSB-76	9/2/2005	CARBON
WMC270638	MSB-77	9/2/2005	CARBON
WMC270639	MSB-78	9/2/2005	CARBON
WMC270640	MSB-79	9/2/2005	CARBON
WMC270641	MSB-80	9/2/2005	CARBON
WMC270642	MSB-81	9/2/2005	CARBON
WMC270643	MSB-82	9/2/2005	CARBON
WMC270644	MSB-83	9/2/2005	CARBON
WMC270645	MSB-84	9/2/2005	CARBON
WMC270646	MSB-85	9/2/2005	CARBON
WMC270647	MSB-86	9/2/2005	CARBON
WMC270648	MSB-87	9/2/2005	CARBON
WMC270649	MSB-88	9/2/2005	CARBON

SCHEDULE “A” PROPERTIES	3

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC270650	MSB-89	9/2/2005	CARBON
WMC270651	MSB-90	9/2/2005	CARBON
WMC270652	MSB-91	9/2/2005	CARBON
WMC270653	MSB-92	9/2/2005	CARBON
WMC270654	MSB-93	9/2/2005	CARBON
WMC270655	MSB-94	9/2/2005	CARBON
WMC270656	MSB-95	9/2/2005	CARBON
WMC270657	MSB-96	9/2/2005	CARBON
WMC270658	MSB-97	9/2/2005	CARBON
WMC270659	MSB-98	9/2/2005	CARBON
WMC270660	MSB-99	9/2/2005	CARBON
WMC270661	MSB-100	9/2/2005	CARBON
WMC270662	MSB-101	9/2/2005	CARBON
WMC270663	MSB-102	9/2/2005	CARBON
WMC270664	MSB-103	9/2/2005	CARBON
WMC270665	MSB-104	9/2/2005	CARBON
WMC270666	MSB-105	9/2/2005	CARBON
WMC270667	MSB-106	9/2/2005	CARBON
WMC270668	MSB-107	9/2/2005	CARBON
WMC270669	MSB-108	9/2/2005	CARBON
WMC270670	MSB-109	9/2/2005	CARBON
WMC270671	MSB-110	9/2/2005	CARBON
WMC270672	MSB-111	9/2/2005	CARBON
WMC270673	MSB-112	9/2/2005	CARBON
WMC270674	MSB-113	9/2/2005	CARBON
WMC270675	MSB-114	9/2/2005	CARBON
WMC270676	MSB-115	9/2/2005	CARBON
WMC270677	MSB-116	9/2/2005	CARBON
WMC270678	MSB-117	9/2/2005	CARBON
WMC270679	MSB-118	9/2/2005	CARBON
WMC270680	MSB-119	9/2/2005	CARBON
WMC270681	MSB-120	9/2/2005	CARBON
WMC270682	MSB-121	9/2/2005	CARBON
WMC270683	MSB-122	9/2/2005	CARBON
WMC270684	MSB-123	9/2/2005	CARBON
WMC270685	MSB-124	9/2/2005	CARBON
WMC270686	MSB-125	9/2/2005	CARBON
WMC270687	MSB-126	9/2/2005	CARBON
WMC270688	MSB-127	9/2/2005	CARBON
WMC270689	MSB-128	9/2/2005	CARBON
WMC270690	MSB-129	9/2/2005	CARBON
WMC270691	MSB-130	9/2/2005	CARBON
WMC270692	MSB-131	9/2/2005	CARBON
WMC270693	MSB-132	9/2/2005	CARBON

SCHEDULE “A” PROPERTIES	4

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC271056	NSB-1	9/7/2005	NATRONA
WMC271057	NSB-2	9/7/2005	NATRONA
WMC271058	NSB-3	9/7/2005	NATRONA
WMC271059	NSB-4	9/7/2005	NATRONA
WMC271060	NSB-5	9/7/2005	NATRONA
WMC271061	NSB-6	9/7/2005	NATRONA
WMC271062	NSB-7	9/7/2005	NATRONA
WMC271063	NSB-8	9/7/2005	NATRONA
WMC271064	NSB-9	9/7/2005	NATRONA
WMC271065	NSB-10	9/7/2005	NATRONA
WMC271066	NSB-11	9/7/2005	NATRONA
WMC271067	NSB-12	9/7/2005	NATRONA
WMC271068	NSB-13	9/7/2005	NATRONA
WMC271069	NSB-14	9/7/2005	NATRONA
WMC271070	NSB-15	9/7/2005	NATRONA
WMC271071	NSB-16	9/7/2005	NATRONA
WMC271072	NSB-17	9/7/2005	NATRONA
WMC271073	NSB-18	9/7/2005	NATRONA
WMC271074	NSB-19	9/7/2005	NATRONA
WMC271075	NSB-20	9/7/2005	NATRONA
WMC271076	NSB-21	9/7/2005	NATRONA
WMC271077	NSB-22	9/7/2005	NATRONA
WMC271078	NSB-23	9/7/2005	NATRONA
WMC271079	NSB-24	9/7/2005	NATRONA
WMC271080	NSB-25	9/7/2005	NATRONA
WMC271081	NSB-26	9/7/2005	NATRONA
WMC271082	NSB-27	9/7/2005	NATRONA
WMC271083	NSB-28	9/7/2005	NATRONA
WMC271084	NSB-29	9/7/2005	NATRONA
WMC271085	NSB-30	9/7/2005	NATRONA
WMC271086	NSB-31	9/7/2005	NATRONA
WMC271087	NSB-32	9/7/2005	NATRONA
WMC271088	NSB-33	9/7/2005	NATRONA
WMC271089	NSB-34	9/7/2005	NATRONA
WMC271090	NSB-35	9/7/2005	NATRONA
WMC271091	NSB-36	9/7/2005	NATRONA
WMC271092	NSB-37	9/7/2005	NATRONA
WMC271093	NSB-38	9/7/2005	NATRONA
WMC271094	NSB-39	9/7/2005	NATRONA
WMC271095	NSB-40	9/7/2005	NATRONA
WMC271096	NSB-41	9/7/2005	NATRONA
WMC271097	NSB-42	9/7/2005	NATRONA
WMC271098	NSB-43	9/7/2005	NATRONA
WMC271099	NSB-44	9/7/2005	NATRONA

SCHEDULE “A” PROPERTIES	5

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC271100	NSB-45	9/7/2005	NATRONA
WMC267848	SP1-1	6/3/2005	SUBLETTE
WMC267849	SP1-2	6/3/2005	SUBLETTE
WMC267850	SP1-3	6/3/2005	SUBLETTE
WMC267851	SP1-4	6/3/2005	SUBLETTE
WMC267852	SP1-5	6/3/2005	Fremont
WMC267853	SP1-6	6/3/2005	Fremont
WMC267854	SP1-7	6/3/2005	Fremont
WMC267855	SP1-8	6/3/2005	Fremont
WMC267856	SP1-9	6/3/2005	Fremont
WMC267857	SP1-10	6/3/2005	Fremont
WMC267858	SP1-11	6/3/2005	Fremont
WMC267859	SP1-12	6/3/2005	Fremont
WMC267860	SP1-13	6/3/2005	Fremont
WMC267861	SP1-14	6/3/2005	Fremont
WMC267862	SP1-15	6/3/2005	Fremont
WMC267863	SP1-16	6/3/2005	Fremont
WMC267864	SP1-17	6/3/2005	SUBLETTE
WMC267865	SP1-18	6/3/2005	Fremont
WMC267866	SP1-19	6/3/2005	SUBLETTE
WMC267867	SP1-20	6/3/2005	Fremont
WMC267868	SP1-21	6/3/2005	Fremont
WMC267869	SP1-22	6/3/2005	Fremont
WMC267870	SP1-23	6/3/2005	Fremont
WMC267871	SP1-24	6/3/2005	Fremont
WMC267872	SP1-25	6/3/2005	Fremont
WMC267873	SP1-26	6/3/2005	Fremont
WMC267874	SP1-27	6/3/2005	Fremont
WMC267875	SP1-28	6/3/2005	Fremont
WMC267876	SP1-29	6/3/2005	Fremont
WMC267877	SP1-30	6/3/2005	Fremont
WMC267878	SP1-31	6/3/2005	Fremont
WMC267879	SP1-32	6/3/2005	Fremont
WMC267880	SP2-1	6/2/2005	SUBLETTE
WMC267881	SP2-2	6/2/2005	SUBLETTE
WMC267882	SP2-3	6/2/2005	SUBLETTE
WMC267883	SP2-4	6/2/2005	SUBLETTE
WMC267884	SP2-5	6/2/2005	SUBLETTE
WMC267885	SP2-6	6/2/2005	SUBLETTE
WMC267886	SP2-7	6/2/2005	SUBLETTE
WMC267887	SP2-8	6/2/2005	SUBLETTE
WMC267888	SP3-1	6/1/2005	Fremont
WMC267889	SP3-2	6/1/2005	Fremont
WMC267890	SP3-3	6/1/2005	Fremont

SCHEDULE “A” PROPERTIES	6

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC267891	SP3-4	6/1/2005	Fremont
WMC267892	SP3-5	6/1/2005	Fremont
WMC267893	SP3-6	6/1/2005	Fremont
WMC267894	SP3-7	6/1/2005	Fremont
WMC267895	SP3-8	6/1/2005	Fremont
WMC267896	SP3-9	6/1/2005	Fremont
WMC267897	SP3-10	6/1/2005	Fremont
WMC272161	SP2-9	9/21/2005	SUBLETTE
WMC272162	SP2-10	9/21/2005	SUBLETTE
WMC272163	SP2-11	9/21/2005	SUBLETTE
WMC272164	SP2-12	9/21/2005	SUBLETTE
WMC272165	SP2-13	9/21/2005	SUBLETTE
WMC272166	SP2-14	9/21/2005	SUBLETTE
WMC272167	SP2-15	9/21/2005	SUBLETTE
WMC272168	SP2-16	9/21/2005	SUBLETTE
WMC272169	SP2-17	9/21/2005	SUBLETTE
WMC272170	SP2-18	9/21/2005	SUBLETTE
WMC272171	SP2-19	9/21/2005	SUBLETTE
WMC272172	SP2-20	9/21/2005	SUBLETTE
WMC272173	SP2-21	9/21/2005	SUBLETTE
WMC272174	SP2-22	9/21/2005	SUBLETTE
WMC272175	SP2-23	9/21/2005	SUBLETTE
WMC272176	SP2-24	9/21/2005	SUBLETTE
WMC272177	SP2-25	9/21/2005	SUBLETTE
WMC272178	SP2-26	9/21/2005	SUBLETTE
WMC272179	SP2-27	9/21/2005	SUBLETTE
WMC272180	SP2-28	9/21/2005	SUBLETTE
WMC272181	SP2-29	9/21/2005	SUBLETTE
WMC272182	SP2-30	9/21/2005	SUBLETTE
WMC272183	SP2-31	9/21/2005	SUBLETTE
WMC272184	SP2-32	9/21/2005	SUBLETTE
WMC272185	SP2-33	9/21/2005	SUBLETTE
WMC272186	SP2-34	9/21/2005	SUBLETTE
WMC272187	SP2-35	9/21/2005	SUBLETTE
WMC272188	SP2-36	9/21/2005	SUBLETTE
WMC272189	SP2-37	9/21/2005	SUBLETTE
WMC272190	SP2-38	9/21/2005	SUBLETTE
WMC272191	SP2-39	9/21/2005	SUBLETTE
WMC272192	SP2-40	9/21/2005	SUBLETTE
WMC272193	SP2-41	9/21/2005	SUBLETTE
WMC272194	SP2-42	9/21/2005	SUBLETTE
WMC272195	SP2-43	9/21/2005	SUBLETTE
WMC272196	SP2-44	9/21/2005	SUBLETTE
WMC272197	SP2-45	9/21/2005	SUBLETTE

SCHEDULE “A” PROPERTIES	7

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC272198	SP2-46	9/21/2005	SUBLETTE
WMC272239	SP1-33	9/21/2005	Fremont
WMC272240	SP1-34	9/21/2005	Fremont
WMC272241	SP1-35	9/21/2005	Fremont
WMC272242	SP1-36	9/21/2005	Fremont
WMC272243	SP1-37	9/21/2005	Fremont
WMC272244	SP1-38	9/21/2005	Fremont
WMC272245	SP1-39	9/21/2005	SUBLETTE
WMC272246	SP1-40	9/21/2005	SUBLETTE
WMC272247	SP1-41	9/21/2005	SUBLETTE
WMC272248	SP1-42	9/21/2005	SUBLETTE
WMC272249	SP1-43	9/21/2005	SUBLETTE
WMC272250	SP1-44	9/21/2005	SUBLETTE
WMC272251	SP1-45	9/21/2005	SUBLETTE
WMC272252	SP1-46	9/21/2005	SUBLETTE
WMC272253	SP1-47	9/21/2005	SUBLETTE
WMC272254	SP1-48	9/21/2005	SUBLETTE
WMC272255	SP1-49	9/21/2005	SUBLETTE
WMC272256	SP1-50	9/21/2005	SUBLETTE
WMC272257	SP1-51	9/21/2005	SUBLETTE
WMC272258	SP1-52	9/21/2005	SUBLETTE
WMC272259	SP1-53	9/21/2005	SUBLETTE
WMC272260	SP1-54	9/21/2005	SUBLETTE
WMC272261	SP1-55	9/21/2005	SUBLETTE
WMC272262	SP1-56	9/21/2005	SUBLETTE
WMC272263	SP1-57	9/21/2005	SUBLETTE
WMC272264	SP1-58	9/21/2005	SUBLETTE
WMC272265	SP1-59	9/21/2005	SUBLETTE
WMC272266	SP1-60	9/21/2005	SUBLETTE
WMC272267	SP1-61	9/21/2005	SUBLETTE
WMC272268	SP1-62	9/21/2005	SUBLETTE
WMC272269	SP1-63	9/21/2005	SUBLETTE
WMC272270	SP1-64	9/21/2005	SUBLETTE
WMC272271	SP1-65	9/21/2005	SUBLETTE
WMC272272	SP1-66	9/21/2005	SUBLETTE
WMC272273	SP1-67	9/21/2005	SUBLETTE
WMC272274	SP1-68	9/21/2005	SUBLETTE
WMC272275	SP1-69	9/21/2005	SUBLETTE
WMC272276	SP1-70	9/21/2005	SUBLETTE
WMC272277	SP1-71	9/21/2005	SUBLETTE
WMC272278	SP1-72	9/21/2005	SUBLETTE
WMC272279	SP1-73	9/21/2005	SUBLETTE
WMC272280	SP1-74	9/21/2005	SUBLETTE
WMC272281	SP1-75	9/21/2005	SUBLETTE

SCHEDULE “A” PROPERTIES	8

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC272282	SP1-76	9/21/2005	SUBLETTE
WMC272283	SP1-77	9/21/2005	SUBLETTE
WMC272284	SP1-78	9/21/2005	SUBLETTE
WMC272285	SP1-79	9/21/2005	SUBLETTE
WMC272286	SP1-80	9/21/2005	SUBLETTE
WMC272287	SP1-81	9/21/2005	SUBLETTE
WMC272288	SP1-82	9/21/2005	SUBLETTE
WMC272289	SP1-83	9/21/2005	SUBLETTE
WMC272290	SP1-84	9/21/2005	SUBLETTE
WMC272291	SP1-85	9/21/2005	SUBLETTE
WMC272292	SP1-86	9/21/2005	SUBLETTE
WMC272293	SP1-87	9/21/2005	SUBLETTE
WMC272294	SP1-88	9/21/2005	SUBLETTE
WMC272295	SP1-89	9/21/2005	SUBLETTE
WMC272296	SP1-90	9/21/2005	SUBLETTE
WMC272297	SP1-91	9/21/2005	SUBLETTE
WMC272298	SP1-92	9/21/2005	SUBLETTE
WMC272299	SP1-93	9/21/2005	SUBLETTE
WMC272300	SP1-94	9/21/2005	SUBLETTE
WMC272301	SP1-95	9/21/2005	SUBLETTE
WMC272302	SP1-96	9/21/2005	SUBLETTE
WMC272303	SP1-97	9/21/2005	SUBLETTE
WMC272304	SP1-98	9/21/2005	SUBLETTE
WMC272305	SP1-99	9/21/2005	SUBLETTE
WMC272306	SP1-100	9/21/2005	SUBLETTE
WMC272307	SP1-101	9/21/2005	SUBLETTE
WMC272308	SP1-102	9/21/2005	SUBLETTE
WMC272309	SP1-103	9/21/2005	SUBLETTE
WMC272310	SP1-104	9/21/2005	SUBLETTE
WMC272311	SP1-105	9/21/2005	SUBLETTE
WMC272312	SP1-106	9/21/2005	SUBLETTE
WMC272313	SP1-107	9/21/2005	SUBLETTE
WMC272314	SP1-108	9/21/2005	SUBLETTE
WMC272315	SP1-109	9/21/2005	SUBLETTE
WMC272316	SP1-110	9/21/2005	Fremont
WMC272317	SP1-111	9/21/2005	SUBLETTE
WMC272318	SP1-112	9/21/2005	Fremont
WMC272319	SP1-113	9/21/2005	Fremont
WMC272320	SP1-114	9/21/2005	SUBLETTE
WMC272321	SP1-115	9/21/2005	SUBLETTE
WMC272322	SP1-116	9/21/2005	SUBLETTE
WMC272323	SP1-117	9/21/2005	SUBLETTE
WMC267898	UT-1	5/10/2005	SWEETWATER
WMC267899	UT-2	5/10/2005	SWEETWATER

SCHEDULE “A” PROPERTIES	9

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC267900	UT-3	5/11/2005	SWEETWATER
WMC267901	UT-4	5/11/2005	SWEETWATER
WMC267902	UT-5	5/11/2005	SWEETWATER
WMC267903	UT-6	5/11/2005	SWEETWATER
WMC267904	UT-7	5/11/2005	SWEETWATER
WMC267905	UT-8	5/11/2005	SWEETWATER
WMC267906	UT-9	5/11/2005	SWEETWATER
WMC267907	UT-10	5/11/2005	SWEETWATER
WMC267908	UT-11	5/11/2005	SWEETWATER
WMC267909	UT-12	5/11/2005	SWEETWATER
WMC267910	UT-13	5/11/2005	SWEETWATER
WMC267911	UT-14	5/11/2005	SWEETWATER
WMC267912	UT-15	5/11/2005	SWEETWATER
WMC267913	UT-16	5/19/2005	SWEETWATER
WMC267914	UT-17	5/19/2005	SWEETWATER
WMC267915	UT-18	5/19/2005	SWEETWATER
WMC267916	UT-19	5/19/2005	SWEETWATER
WMC267917	UT-20	5/19/2005	SWEETWATER
WMC267918	UT-21	5/19/2005	SWEETWATER
WMC267919	UT-22	5/19/2005	SWEETWATER
WMC267920	UT-23	5/19/2005	SWEETWATER
WMC267921	UT-24	5/19/2005	SWEETWATER
WMC267922	UT-25	5/19/2005	SWEETWATER
WMC267923	UT-26	5/19/2005	SWEETWATER
WMC267924	UT-27	5/19/2005	SWEETWATER
WMC267925	UT-28	5/19/2005	SWEETWATER
WMC267926	UT-29	5/19/2005	SWEETWATER
WMC267927	UT-30	5/19/2005	SWEETWATER
WMC267928	UT-31	5/19/2005	SWEETWATER
WMC267929	UT-32	5/19/2005	SWEETWATER
WMC267930	UT-33	5/19/2005	SWEETWATER
WMC267931	UT-34	5/19/2005	SWEETWATER
WMC267932	UT-35	5/19/2005	SWEETWATER
WMC267933	UT-36	5/19/2005	SWEETWATER
WMC267934	UT-37	5/19/2005	SWEETWATER
WMC267935	UT-38	5/19/2005	SWEETWATER
WMC267936	UT-39	5/19/2005	SWEETWATER
WMC267937	UT-40	5/19/2005	SWEETWATER
WMC267938	UT-41	5/19/2005	SWEETWATER
WMC267939	UT-42	5/19/2005	SWEETWATER
WMC267940	UT-43	5/19/2005	SWEETWATER
WMC267941	UT-44	5/19/2005	SWEETWATER
WMC267942	UT-45	5/19/2005	SWEETWATER
WMC267943	UT-46	5/19/2005	SWEETWATER

SCHEDULE “A” PROPERTIES	10

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC267944	UT-47	5/19/2005	SWEETWATER
WMC267945	UT-48	5/19/2005	SWEETWATER
WMC267946	UT-49	5/19/2005	SWEETWATER
WMC267947	UT-50	5/19/2005	SWEETWATER
WMC267948	UT-51	5/19/2005	SWEETWATER
WMC267949	UT-52	5/19/2005	SWEETWATER
WMC267950	UT-53	5/19/2005	SWEETWATER
WMC267951	UT-54	5/19/2005	SWEETWATER
WMC267952	UT-55	5/19/2005	SWEETWATER
WMC267953	UT-56	5/19/2005	SWEETWATER
WMC267954	UT-57	5/19/2005	SWEETWATER
WMC267955	UT-58	5/19/2005	SWEETWATER
WMC267956	UT-59	5/19/2005	SWEETWATER
WMC267957	UT-60	5/19/2005	SWEETWATER
WMC267958	UT-61	5/19/2005	SWEETWATER
WMC271101	UT- 62	9/12/2005	SWEETWATER
WMC271102	UT- 63	9/12/2005	SWEETWATER
WMC271103	UT- 64	9/12/2005	SWEETWATER
WMC271104	UT- 65	9/12/2005	SWEETWATER
WMC271105	UT- 66	9/12/2005	SWEETWATER
WMC271106	UT- 67	9/12/2005	SWEETWATER
WMC271107	UT- 68	9/12/2005	SWEETWATER
WMC271108	UT- 69	9/12/2005	SWEETWATER
WMC271109	UT- 70	9/12/2005	SWEETWATER
WMC271110	UT- 71	9/12/2005	SWEETWATER
WMC271111	UT- 72	9/12/2005	SWEETWATER
WMC271112	UT- 73	9/12/2005	SWEETWATER
WMC271113	UT- 74	9/12/2005	SWEETWATER
WMC271114	UT- 75	9/12/2005	SWEETWATER
WMC271115	UT- 76	9/12/2005	SWEETWATER
WMC271116	UT- 77	9/12/2005	SWEETWATER
WMC271117	UT- 78	9/12/2005	SWEETWATER
WMC271118	UT- 79	9/12/2005	SWEETWATER
WMC271119	UT- 80	9/12/2005	SWEETWATER
WMC271120	UT- 81	9/12/2005	SWEETWATER
WMC271121	UT- 82	9/12/2005	SWEETWATER
WMC271122	UT- 83	9/12/2005	SWEETWATER
WMC271123	UT- 84	9/12/2005	SWEETWATER
WMC271124	UT- 85	9/12/2005	SWEETWATER
WMC271125	UT- 86	9/12/2005	SWEETWATER
WMC271126	UT- 87	9/12/2005	SWEETWATER
WMC271127	UT- 88	9/12/2005	SWEETWATER
WMC271128	UT- 89	9/12/2005	SWEETWATER
WMC271129	UT- 90	9/12/2005	SWEETWATER

SCHEDULE “A” PROPERTIES	11

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC271130	UT- 91	9/12/2005	SWEETWATER
WMC271131	UT- 92	9/12/2005	SWEETWATER
WMC271132	UT- 93	9/12/2005	SWEETWATER
WMC271133	UT- 94	9/12/2005	SWEETWATER
WMC271134	UT- 95	9/12/2005	SWEETWATER
WMC271135	UT- 96	9/12/2005	SWEETWATER
WMC271136	UT- 97	9/12/2005	SWEETWATER
WMC271137	UT- 98	9/12/2005	SWEETWATER
WMC271138	UT- 99	9/12/2005	SWEETWATER
WMC271491	WI-1	9/16/2005	SWEETWATER
WMC271492	WI-2	9/16/2005	SWEETWATER
WMC271493	WI-3	9/16/2005	SWEETWATER
WMC271494	WI-4	9/16/2005	SWEETWATER
WMC271495	WI-5	9/16/2005	SWEETWATER
WMC271496	WI-6	9/16/2005	SWEETWATER
WMC271497	WI-7	9/16/2005	SWEETWATER
WMC271498	WI-8	9/16/2005	SWEETWATER
WMC271499	WI-9	9/16/2005	SWEETWATER
WMC271500	WI-10	9/16/2005	SWEETWATER
WMC271501	WI-11	9/16/2005	SWEETWATER
WMC271502	WI-12	9/16/2005	SWEETWATER
WMC271503	WI-13	9/16/2005	SWEETWATER
WMC271504	WI-14	9/16/2005	SWEETWATER
WMC271505	WI-15	9/16/2005	SWEETWATER
WMC271506	WI-16	9/16/2005	SWEETWATER
WMC271507	WI-17	9/16/2005	SWEETWATER
WMC271508	WI-18	9/16/2005	SWEETWATER
WMC271509	WI-19	9/16/2005	SWEETWATER
WMC271510	WI-20	9/16/2005	SWEETWATER
WMC271511	WI-21	9/16/2005	SWEETWATER
WMC271512	WI-22	9/16/2005	SWEETWATER
WMC271513	WI-23	9/16/2005	SWEETWATER
WMC271514	WI-24	9/16/2005	SWEETWATER
WMC271515	WI-25	9/16/2005	SWEETWATER
WMC271516	WI-26	9/16/2005	SWEETWATER
WMC271517	WI-27	9/16/2005	SWEETWATER
WMC271518	WI-28	9/16/2005	SWEETWATER
WMC271519	WI-29	9/16/2005	SWEETWATER
WMC271520	WI-30	9/16/2005	SWEETWATER
WMC271521	WI-31	9/16/2005	SWEETWATER
WMC272199	RVN-1	9/21/2005	SWEETWATER
WMC272200	RVN-2	9/21/2005	SWEETWATER
WMC272201	RVN-3	9/21/2005	SWEETWATER
WMC272202	RVN-4	9/21/2005	SWEETWATER

SCHEDULE “A” PROPERTIES	12

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC272203	RVN-5	9/21/2005	SWEETWATER
WMC272204	RVN-6	9/21/2005	SWEETWATER
WMC272205	RVN-7	9/21/2005	SWEETWATER
WMC272206	RVN-8	9/21/2005	SWEETWATER
WMC272207	RVN-9	9/21/2005	SWEETWATER
WMC272208	RVN-10	9/21/2005	SWEETWATER
WMC272209	RVN-11	9/21/2005	SWEETWATER
WMC272210	RVN-12	9/21/2005	SWEETWATER
WMC272211	RVN-13	9/21/2005	SWEETWATER
WMC272212	RVN-14	9/21/2005	SWEETWATER
WMC272213	RVN-15	9/21/2005	SWEETWATER
WMC272214	RVN-16	9/21/2005	SWEETWATER
WMC272215	RVN-17	9/21/2005	SWEETWATER
WMC272216	RVN-18	9/21/2005	SWEETWATER
WMC272217	RVN-19	9/21/2005	SWEETWATER
WMC272218	RVN-20	9/21/2005	SWEETWATER
WMC272219	RVN-21	9/21/2005	SWEETWATER
WMC272220	RVN-22	9/21/2005	SWEETWATER
WMC272221	RVN-23	9/21/2005	SWEETWATER
WMC272222	RVN-24	9/21/2005	SWEETWATER
WMC272223	RVN-25	9/21/2005	SWEETWATER
WMC272224	RVN-26	9/21/2005	SWEETWATER
WMC272225	RVN-27	9/21/2005	SWEETWATER
WMC272226	RVN-28	9/21/2005	SWEETWATER
WMC272227	RVN-29	9/21/2005	SWEETWATER
WMC272228	RVN-30	9/21/2005	SWEETWATER
WMC272229	RVN-31	9/21/2005	SWEETWATER
WMC272230	RVN-32	9/21/2005	SWEETWATER
WMC272231	RVN-33	9/21/2005	SWEETWATER
WMC272232	RVN-34	9/21/2005	SWEETWATER
WMC272233	RVN-35	9/21/2005	SWEETWATER
WMC272234	RVN-36	9/21/2005	SWEETWATER
WMC272235	RVN-37	9/21/2005	SWEETWATER
WMC272236	RVN-38	9/21/2005	SWEETWATER
WMC272237	RVN-39	9/21/2005	SWEETWATER
WMC272238	RVN-40	9/21/2005	SWEETWATER
WMC271410	ND-1	9/15/2005	FREMONT
WMC271411	ND-2	9/15/2005	FREMONT
WMC271412	ND-3	9/15/2005	FREMONT
WMC271413	ND-4	9/15/2005	FREMONT
WMC271414	ND-5	9/15/2005	FREMONT
WMC271415	ND-6	9/15/2005	FREMONT
WMC271416	ND-7	9/15/2005	FREMONT
WMC271417	ND-8	9/15/2005	FREMONT

SCHEDULE “A” PROPERTIES	13

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC271418	ND-9	9/15/2005	FREMONT
WMC271419	ND-10	9/15/2005	FREMONT
WMC271420	ND-11	9/15/2005	FREMONT
WMC271421	ND-12	9/15/2005	FREMONT
WMC271422	ND-13	9/15/2005	FREMONT
WMC271423	ND-14	9/15/2005	FREMONT
WMC271424	ND-15	9/15/2005	FREMONT
WMC271425	ND-16	9/15/2005	FREMONT
WMC271426	ND-17	9/15/2005	FREMONT
WMC271427	ND-18	9/15/2005	FREMONT
WMC271428	ND-19	9/15/2005	FREMONT
WMC271429	ND-20	9/15/2005	FREMONT
WMC271430	ND-21	9/15/2005	FREMONT
WMC271431	ND-22	9/15/2005	FREMONT
WMC271432	ND-23	9/15/2005	FREMONT
WMC271433	ND-24	9/15/2005	FREMONT
WMC271434	ND-25	9/15/2005	FREMONT
WMC271435	ND-26	9/15/2005	FREMONT
WMC271436	ND-27	9/15/2005	FREMONT
WMC271437	ND-29	9/15/2005	FREMONT
WMC271438	ND-30	9/15/2005	FREMONT
WMC271439	ND-31	9/15/2005	FREMONT
WMC271440	ND-32	9/15/2005	FREMONT
WMC271441	TD- 1	9/13/2005	FREMONT
WMC271442	TD- 2	9/13/2005	FREMONT
WMC271443	TD- 3	9/13/2005	FREMONT
WMC271444	TD- 4	9/13/2005	FREMONT
WMC271445	TD- 5	9/13/2005	FREMONT
WMC271446	TD- 6	9/13/2005	FREMONT
WMC271447	TD- 7	9/13/2005	FREMONT
WMC271448	TD- 8	9/13/2005	FREMONT
WMC271449	TD- 9	9/13/2005	FREMONT
WMC271450	TD- 10	9/13/2005	FREMONT
WMC271451	TD- 11	9/13/2005	FREMONT
WMC271452	TD- 12	9/13/2005	FREMONT
WMC271453	TD- 13	9/13/2005	FREMONT
WMC271454	TD- 14	9/13/2005	FREMONT
WMC271455	TD- 15	9/13/2005	FREMONT
WMC271456	TD- 16	9/13/2005	FREMONT
WMC271457	TD- 17	9/13/2005	FREMONT
WMC271458	TD- 18	9/13/2005	FREMONT
WMC271459	TD- 19	9/13/2005	FREMONT
WMC271460	TD- 20	9/13/2005	FREMONT
WMC271461	TD- 21	9/13/2005	FREMONT

SCHEDULE “A” PROPERTIES	14

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC271462	TD- 22	9/13/2005	FREMONT
WMC271463	TD- 23	9/13/2005	FREMONT
WMC271464	TD- 24	9/13/2005	FREMONT
WMC271465	TD- 25	9/13/2005	FREMONT
WMC271466	TD- 26	9/13/2005	FREMONT
WMC271467	TD- 27	9/13/2005	FREMONT
WMC271468	TD- 28	9/13/2005	FREMONT
WMC271469	TD- 29	9/13/2005	FREMONT
WMC271470	TD- 30	9/13/2005	FREMONT
WMC271471	TD- 31	9/13/2005	FREMONT
WMC271472	TD- 32	9/13/2005	FREMONT
WMC271473	TD- 33	9/13/2005	FREMONT
WMC271474	TD- 34	9/13/2005	FREMONT
WMC271475	TD- 35	9/13/2005	FREMONT
WMC271476	TD- 36	9/13/2005	FREMONT
WMC271477	TD- 37	9/13/2005	FREMONT
WMC271478	TD- 38	9/13/2005	FREMONT
WMC271479	TD- 39	9/13/2005	FREMONT
WMC271480	TD- 40	9/13/2005	FREMONT
WMC271481	TD- 41	9/13/2005	FREMONT
WMC271482	TD- 42	9/13/2005	FREMONT
WMC271483	TD- 43	9/13/2005	FREMONT
WMC271484	TD- 44	9/13/2005	FREMONT
WMC271485	TD- 45	9/13/2005	FREMONT
WMC271486	TD- 46	9/13/2005	FREMONT
WMC271487	TD- 47	9/13/2005	FREMONT
WMC271488	TD- 48	9/13/2005	FREMONT
WMC271489	TD- 49	9/13/2005	FREMONT
WMC271490	TD- 50	9/13/2005	FREMONT
WMC273105	WP 1	11/28/2005	FREMONT
WMC273106	WP 2	11/28/2005	FREMONT
WMC273107	WP 3	11/28/2005	FREMONT
WMC273108	WP 4	11/28/2005	FREMONT
WMC273109	WP 5	11/28/2005	FREMONT
WMC273110	WP 6	11/28/2005	FREMONT
WMC273111	WP 7	11/28/2005	FREMONT
WMC273112	WP 8	11/28/2005	FREMONT
WMC273113	WP 9	11/28/2005	FREMONT
WMC273114	WP 10	11/28/2005	FREMONT
WMC273115	WP 11	11/28/2005	FREMONT
WMC273116	WP 12	11/28/2005	FREMONT
WMC273117	WP 13	11/28/2005	FREMONT
WMC273118	WP 14	11/28/2005	FREMONT
WMC273119	WP 15	11/28/2005	FREMONT

SCHEDULE “A” PROPERTIES	15

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
WMC273120	WP 16	11/28/2005	FREMONT
WMC273121	WP 17	11/28/2005	FREMONT
WMC273122	WP 18	11/28/2005	FREMONT
WMC273123	WP 19	11/28/2005	FREMONT
WMC273124	WP 20	11/28/2005	FREMONT

Total = 621 Claims in WY
Serial No	Claim Name	Location Date	County
AMC372343	BRN 1	3/25/2006	MOHAVE
AMC372344	BRN 2	3/25/2006	MOHAVE
AMC372345	BRN 3	3/25/2006	MOHAVE
AMC372346	BRN 4	3/25/2006	MOHAVE
AMC372347	DWS 1	3/26/2006	MOHAVE
AMC372348	DWS 2	3/26/2006	MOHAVE
AMC372349	DWS 3	3/26/2006	MOHAVE
AMC372350	DWS 4	3/26/2006	MOHAVE
AMC372351	DWS 5	3/26/2006	MOHAVE
AMC372352	DWS 6	3/26/2006	MOHAVE
AMC372353	GREG 1	3/7/2006	MOHAVE
AMC372354	GREG 2	3/7/2006	MOHAVE
AMC372355	GREG 3	3/7/2006	MOHAVE
AMC372356	GREG 4	3/7/2006	MOHAVE
AMC372357	GREG 5	3/7/2006	MOHAVE
AMC372358	GREG 6	3/7/2006	MOHAVE
AMC372359	GREG 7	3/7/2006	MOHAVE
AMC372360	GREG 8	3/7/2006	MOHAVE
AMC372361	GREG 9	3/7/2006	MOHAVE
AMC372362	GREG 10	3/7/2006	MOHAVE
AMC372363	GREG 11	3/7/2006	MOHAVE
AMC372364	GREG 12	3/7/2006	MOHAVE
AMC372365	GREG 13	3/7/2006	MOHAVE
AMC372366	GREG 14	3/7/2006	MOHAVE
AMC372367	KJR 1	3/8/2006	MOHAVE
AMC372368	KJR 2	3/8/2006	MOHAVE
AMC372369	KJR 3	3/8/2006	MOHAVE
AMC372370	KJR 4	3/8/2006	MOHAVE
AMC372371	KJR 5	3/8/2006	MOHAVE
AMC372372	KJR 6	3/8/2006	MOHAVE
AMC372373	KJR 7	3/8/2006	MOHAVE
AMC372374	KJR 8	3/8/2006	MOHAVE

SCHEDULE “A” PROPERTIES	16

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
AMC372375	KJR 9	3/8/2006	MOHAVE
AMC372376	KJR 10	3/8/2006	MOHAVE
AMC372377	KJR 11	3/8/2006	MOHAVE
AMC372378	KJR 12	3/8/2006	MOHAVE
AMC372379	KJR 13	3/8/2006	MOHAVE
AMC372380	KJR 14	3/8/2006	MOHAVE
AMC372381	KJR 15	3/8/2006	MOHAVE
AMC372382	KJR 16	3/8/2006	MOHAVE
AMC372383	KJR 17	3/8/2006	MOHAVE
AMC372384	KJR 18	3/8/2006	MOHAVE
AMC372385	KJR 19	3/8/2006	MOHAVE
AMC372386	KJR 20	3/8/2006	MOHAVE
AMC372387	KJR 21	3/8/2006	MOHAVE
AMC372388	KJR 22	3/8/2006	MOHAVE
AMC372389	KJR 23	3/8/2006	MOHAVE
AMC372390	KJR 24	3/8/2006	MOHAVE
AMC372391	KJR 25	3/8/2006	MOHAVE
AMC372392	MC 1	3/27/2006	MOHAVE
AMC372393	MC 2	3/27/2006	MOHAVE
AMC372394	MC 3	3/27/2006	MOHAVE
AMC372395	MC 4	3/27/2006	MOHAVE
AMC372396	MC 5	3/27/2006	MOHAVE
AMC372397	MC 6	3/27/2006	MOHAVE
AMC372398	PK 1	3/7/2006	MOHAVE
AMC372399	PK 2	3/7/2006	MOHAVE
AMC372400	PK 3	3/7/2006	MOHAVE
AMC372401	PK 4	3/7/2006	MOHAVE
AMC372402	QC 1	3/24/2006	MOHAVE
AMC372403	QC 2	3/24/2006	MOHAVE
AMC372404	QC 3	3/24/2006	MOHAVE
AMC372405	QC 4	3/24/2006	MOHAVE
AMC372406	QC 5	3/24/2006	MOHAVE
AMC372407	QC 6	3/24/2006	MOHAVE
AMC372408	QC 7	3/24/2006	MOHAVE
AMC372409	QC 8	3/24/2006	MOHAVE
AMC372410	QC 9	3/24/2006	MOHAVE
AMC372411	QC 10	3/24/2006	MOHAVE
AMC372412	QC 11	3/24/2006	MOHAVE
AMC372413	QC 12	3/24/2006	MOHAVE
AMC372414	QC 13	3/24/2006	MOHAVE
AMC372415	QC 14	3/24/2006	MOHAVE
AMC372416	QC 15	3/24/2006	MOHAVE
AMC372417	QC 16	3/24/2006	MOHAVE
AMC372418	QC 17	3/24/2006	MOHAVE

SCHEDULE “A” PROPERTIES	17

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
AMC372419	TC 1	3/25/2006	MOHAVE
AMC372420	TC 2	3/25/2006	MOHAVE
AMC372421	TC 3	3/25/2006	MOHAVE
AMC372422	TC 4	3/25/2006	MOHAVE
AMC372423	TC 5	3/25/2006	MOHAVE
AMC372424	TC 6	3/25/2006	MOHAVE
AMC372425	TC 7	3/25/2006	MOHAVE
AMC372426	TC 8	3/25/2006	MOHAVE
AMC372427	TC 9	3/25/2006	MOHAVE
AMC372428	TC 10	3/25/2006	MOHAVE
AMC372429	TC 11	3/25/2006	MOHAVE
AMC372430	TC 12	3/25/2006	MOHAVE
AMC372591	DW 1	3/26/2006	MOHAVE
AMC372592	DW 2	3/26/2006	MOHAVE
AMC372594	DW 4	3/26/2006	MOHAVE
AMC372595	DW 5	3/26/2006	MOHAVE
AMC372596	DW 6	3/26/2006	MOHAVE
AMC372597	DW 7	3/26/2006	MOHAVE
AMC372598	DW 8	3/26/2006	MOHAVE
AMC372599	DW 9	3/26/2006	MOHAVE
AMC372600	DW 10	3/26/2006	MOHAVE
AMC372601	DW 11	3/26/2006	MOHAVE
AMC372602	DW 12	3/26/2006	MOHAVE
AMC372603	DW 13	3/26/2006	MOHAVE
AMC372604	DW 14	3/26/2006	MOHAVE
AMC372605	DW 15	3/26/2006	MOHAVE
AMC372606	DW 16	3/26/2006	MOHAVE
AMC372607	DW 17	3/26/2006	MOHAVE
AMC372608	DW 18	3/26/2006	MOHAVE
AMC372609	DW 19	3/26/2006	MOHAVE
AMC372610	DW 20	3/26/2006	MOHAVE
AMC372611	DW 21	3/26/2006	MOHAVE
AMC372612	DW 22	3/26/2006	MOHAVE
AMC372613	DW 23	3/26/2006	MOHAVE
AMC372614	DW 24	3/26/2006	MOHAVE
AMC372615	DW 25	3/26/2006	MOHAVE
AMC372616	DW 26	3/26/2006	MOHAVE
AMC372617	DWE 1	3/26/2006	MOHAVE
AMC372618	DWE 2	3/26/2006	MOHAVE
AMC372619	DWE 3	3/26/2006	MOHAVE
AMC372620	DWE 4	3/26/2006	MOHAVE
AMC372621	DWE 5	3/26/2006	MOHAVE
AMC372622	DWE 6	3/26/2006	MOHAVE
AMC372623	DWE 7	3/26/2006	MOHAVE

SCHEDULE “A” PROPERTIES	18

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
AMC372624	DWE 8	3/26/2006	MOHAVE
AMC372625	QD 1	3/25/2006	MOHAVE
AMC372626	QD 2	3/25/2006	MOHAVE
AMC372627/372593	QD 3	3/25/2006	MOHAVE
AMC372628	QD 4	3/25/2006	MOHAVE
AMC372629	QD 5	3/25/2006	MOHAVE
AMC372630	QD 6	3/25/2006	MOHAVE
AMC372631	QD 7	3/25/2006	MOHAVE
AMC372632	QD 8	3/25/2006	MOHAVE
AMC372646	AKN 1	3/31/2006	MOHAVE
AMC372647	AKN 2	3/31/2006	MOHAVE
AMC372648	AKN 3	3/31/2006	MOHAVE
AMC372649	AKN 4	3/31/2006	MOHAVE
AMC372650	AKN 5	3/31/2006	MOHAVE
AMC372651	WPW 3	4/7/2006	MOHAVE
AMC372652	AKN 6	3/31/2006	MOHAVE
AMC372653	AKN 7	3/31/2006	MOHAVE
AMC372654	AKN 8	3/31/2006	MOHAVE
AMC372655	BUN 1	4/7/2006	MOHAVE
AMC372656	BUN 2	4/7/2006	MOHAVE
AMC372657	BUN 3	4/7/2006	MOHAVE
AMC372658	BUN 4	4/7/2006	MOHAVE
AMC372659	BUN 5	4/7/2006	MOHAVE
AMC372660	BUN 6	4/7/2006	MOHAVE
AMC372661	BUS 1	4/7/2006	MOHAVE
AMC372662	BUS 2	4/7/2006	MOHAVE
AMC372663	BUS 3	4/7/2006	MOHAVE
AMC372664	BUS 4	4/7/2006	MOHAVE
AMC372665	BUS 5	4/7/2006	MOHAVE
AMC372666	BUS 6	4/7/2006	MOHAVE
AMC372667	CC 1	4/8/2006	MOHAVE
AMC372668	CC 2	4/8/2006	MOHAVE
AMC372669	CC 3	4/8/2006	MOHAVE
AMC372670	CWN 1	4/7/2006	MOHAVE
AMC372671	CWN 2	4/7/2006	MOHAVE
AMC372672	CWN 3	4/7/2006	MOHAVE
AMC372673	CWN 4	4/7/2006	MOHAVE
AMC372674	CWS 1	4/7/2006	MOHAVE
AMC372675	CWS 2	4/7/2006	MOHAVE
AMC372676	CWS 3	4/7/2006	MOHAVE
AMC372677	CWS 4	4/7/2006	MOHAVE
AMC372678	CWS 5	4/7/2006	MOHAVE
AMC372679	CWS 6	4/7/2006	MOHAVE
AMC372680	DF 1	4/7/2006	MOHAVE

SCHEDULE “A” PROPERTIES	19

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
AMC372681	DF 2	4/7/2006	MOHAVE
AMC372682	DF 3	4/7/2006	MOHAVE
AMC372683	DF 4	4/7/2006	MOHAVE
AMC372684	DF 5	4/7/2006	MOHAVE
AMC372685	DF 6	4/7/2006	MOHAVE
AMC372686	EM 1	4/7/2006	MOHAVE
AMC372687	EM 2	4/7/2006	MOHAVE
AMC372688	EM 3	4/7/2006	MOHAVE
AMC372689	EM 4	4/7/2006	MOHAVE
AMC372690	EM 5	4/7/2006	MOHAVE
AMC372691	EM 6	4/7/2006	MOHAVE
AMC372692	EM 7	4/7/2006	MOHAVE
AMC372693	EM 8	4/7/2006	MOHAVE
AMC372694	HC 1	3/31/2006	MOHAVE
AMC372695	HC 2	3/31/2006	MOHAVE
AMC372696	HC 3	3/31/2006	MOHAVE
AMC372697	HC 4	3/31/2006	MOHAVE
AMC372698	HC 5	3/31/2006	MOHAVE
AMC372699	HC 6	3/31/2006	MOHAVE
AMC372700	HC 7	3/31/2006	MOHAVE
AMC372701	HC 8	3/31/2006	MOHAVE
AMC372702	HC 9	3/31/2006	MOHAVE
AMC372703	HC 10	3/31/2006	MOHAVE
AMC372704	HC 11	3/31/2006	MOHAVE
AMC372705	HC 12	3/31/2006	MOHAVE
AMC372706	HC 13	3/31/2006	MOHAVE
AMC372707	HC 14	3/31/2006	MOHAVE
AMC372708	HC 15	3/31/2006	MOHAVE
AMC372709	HC 16	3/31/2006	MOHAVE
AMC372710	HC 17	3/31/2006	MOHAVE
AMC372711	HC 18	3/31/2006	MOHAVE
AMC372712	HC 19	3/31/2006	MOHAVE
AMC372713	HC 20	3/31/2006	MOHAVE
AMC372714	HC 21	3/31/2006	MOHAVE
AMC372715	HC 22	3/31/2006	MOHAVE
AMC372716	HC 23	3/31/2006	MOHAVE
AMC372717	HC 24	3/31/2006	MOHAVE
AMC372718	HC 25	3/31/2006	MOHAVE
AMC372719	HV 1	4/1/2006	MOHAVE
AMC372720	HV 2	4/1/2006	MOHAVE
AMC372721	HV 3	4/1/2006	MOHAVE
AMC372722	HV 4	4/1/2006	MOHAVE
AMC372723	HV 5	4/1/2006	MOHAVE
AMC372724	HV 6	4/1/2006	MOHAVE

SCHEDULE “A” PROPERTIES	20

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
AMC372725	HV 7	4/1/2006	MOHAVE
AMC372726	HV 8	4/1/2006	MOHAVE
AMC372727	HV 9	4/1/2006	MOHAVE
AMC372728	HV 10	4/1/2006	MOHAVE
AMC372729	HV 11	4/1/2006	MOHAVE
AMC372730	HV 12	4/1/2006	MOHAVE
AMC372731	HV 13	4/1/2006	MOHAVE
AMC372732	HV 14	4/1/2006	MOHAVE
AMC372733	HW 1	4/4/2006	MOHAVE
AMC372734	HW 2	4/4/2006	MOHAVE
AMC372735	HW 3	4/4/2006	MOHAVE
AMC372736	HW 4	4/4/2006	MOHAVE
AMC372737	JB 1	4/7/2006	MOHAVE
AMC372738	JB 2	4/7/2006	MOHAVE
AMC372739	JB 3	4/7/2006	MOHAVE
AMC372740	JB 4	4/7/2006	MOHAVE
AMC372741	JB 5	4/7/2006	MOHAVE
AMC372742	JB 6	4/7/2006	MOHAVE
AMC372743	JD 1	4/1/2006	MOHAVE
AMC372744	JD 2	4/1/2006	MOHAVE
AMC372745	JD 3	4/1/2006	MOHAVE
AMC372746	JD #4	4/1/2006	MOHAVE
AMC372747	JD #5	4/1/2006	MOHAVE
AMC372748	JD #6	4/1/2006	MOHAVE
AMC372749	LJ #1	3/31/2006	MOHAVE
AMC372750	LJ #2	3/31/2006	MOHAVE
AMC372751	LJ #3	3/31/2006	MOHAVE
AMC372752	LJ 4	3/31/2006	MOHAVE
AMC372753	LJ 5	3/31/2006	MOHAVE
AMC372754	LJ 6	3/31/2006	MOHAVE
AMC372755	LJ 7	3/31/2006	MOHAVE
AMC372756	LJ 8	3/31/2006	MOHAVE
AMC372757	LJ 9	3/31/2006	MOHAVE
AMC372758	LJ 10	3/31/2006	MOHAVE
AMC372759	LJ 11	3/31/2006	MOHAVE
AMC372760	LJ 12	3/31/2006	MOHAVE
AMC372761	LJN 1	4/1/2006	MOHAVE
AMC372762	LJN 2	4/1/2006	MOHAVE
AMC372763	LJN 3	4/1/2006	MOHAVE
AMC372764	LJN 4	4/1/2006	MOHAVE
AMC372765	LJN 5	4/1/2006	MOHAVE
AMC372766	LJN 6	4/1/2006	MOHAVE
AMC372767	MK 1	3/31/2006	MOHAVE
AMC372768	MK 2	3/31/2006	MOHAVE

SCHEDULE “A” PROPERTIES	21

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
AMC372769	MK 3	3/31/2006	MOHAVE
AMC372770	MK 4	3/31/2006	MOHAVE
AMC372771	MK 5	3/31/2006	MOHAVE
AMC372772	MK 6	3/31/2006	MOHAVE
AMC372773	MM 1	4/6/2006	MOHAVE
AMC372774	MM 2	4/6/2006	MOHAVE
AMC372775	MM 3	4/6/2006	MOHAVE
AMC372776	NT 1	3/31/2006	MOHAVE
AMC372777	NT 2	3/31/2006	MOHAVE
AMC372778	NT 3	3/31/2006	MOHAVE
AMC372779	NT 4	3/31/2006	MOHAVE
AMC372780	NT 5	3/31/2006	MOHAVE
AMC372781	NT 6	3/31/2006	MOHAVE
AMC372782	NT 7	3/31/2006	MOHAVE
AMC372783	NT 8	3/31/2006	MOHAVE
AMC372784	NT 9	3/31/2006	MOHAVE
AMC372785	PC 1	4/6/2006	MOHAVE
AMC372786	PC 2	4/6/2006	MOHAVE
AMC372787	PC 3	4/6/2006	MOHAVE
AMC372788	PC 4	4/6/2006	MOHAVE
AMC372789	PC 5	4/6/2006	MOHAVE
AMC372790	PC 6	4/6/2006	MOHAVE
AMC372791	PC 7	4/6/2006	MOHAVE
AMC372792	PC 8	4/6/2006	MOHAVE
AMC372793	PC 9	4/6/2006	MOHAVE
AMC372794	PC 10	4/6/2006	MOHAVE
AMC372795	PC 11	4/6/2006	MOHAVE
AMC372796	PC 12	4/6/2006	MOHAVE
AMC372797	PC 13	4/6/2006	MOHAVE
AMC372798	PC 14	4/6/2006	MOHAVE
AMC372799	PC 15	4/6/2006	MOHAVE
AMC372800	PC 16	4/6/2006	MOHAVE
AMC372801	PC 17	4/6/2006	MOHAVE
AMC372802	PC 18	4/6/2006	MOHAVE
AMC372803	PC 19	4/6/2006	MOHAVE
AMC372804	PC 20	4/6/2006	MOHAVE
AMC372805	PC 21	4/6/2006	MOHAVE
AMC372806	PC 22	4/6/2006	MOHAVE
AMC372807	PC 23	4/6/2006	MOHAVE
AMC372808	PC 24	4/6/2006	MOHAVE
AMC372809	PC 25	4/6/2006	MOHAVE
AMC372810	PC 26	4/6/2006	MOHAVE
AMC372811	PC 27	4/6/2006	MOHAVE
AMC372812	SC 1	4/8/2006	MOHAVE

SCHEDULE “A” PROPERTIES	22

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
AMC372813	SC 2	4/8/2006	MOHAVE
AMC372814	SC 3	4/8/2006	MOHAVE
AMC372815	SC 4	4/8/2006	MOHAVE
AMC372816	SC 5	4/8/2006	MOHAVE
AMC372817	SC 6	4/8/2006	MOHAVE
AMC372818	TW 1	4/3/2006	MOHAVE
AMC372819	TW 2	4/3/2006	MOHAVE
AMC372820	TW 3	4/3/2006	MOHAVE
AMC372821	TW 4	4/3/2006	MOHAVE
AMC372822	TW 5	4/3/2006	MOHAVE
AMC372823	TW 6	4/3/2006	MOHAVE
AMC372824	ULJ 1	4/2/2006	MOHAVE
AMC372825	ULJ 2	4/2/2006	MOHAVE
AMC372826	ULJ 3	4/2/2006	MOHAVE
AMC372827	ULJ 4	4/2/2006	MOHAVE
AMC372828	ULJ 5	4/2/2006	MOHAVE
AMC372829	ULJ 6	4/2/2006	MOHAVE
AMC372830	WPW 1	4/7/2006	MOHAVE
AMC372831	WPW 2	4/7/2006	MOHAVE
AMC372984	AKS#1	4/28/2006	MOHAVE
AMC372985	AKS#2	4/28/2006	MOHAVE
AMC372986	AKS#3	4/28/2006	MOHAVE
AMC372987	AKS#4	4/28/2006	MOHAVE
AMC372988	AKS#5	4/28/2006	MOHAVE
AMC372989	AKS#6	4/28/2006	MOHAVE
AMC372990	BP #1	5/4/2006	MOHAVE
AMC372991	BP #2	5/4/2006	MOHAVE
AMC372992	BP #3	5/4/2006	MOHAVE
AMC372993	BRG 1	5/8/2006	MOHAVE
AMC372994	BRG 2	5/8/2006	MOHAVE
AMC372995	BRS#1	4/29/2006	MOHAVE
AMC372996	BRS#2	4/29/2006	MOHAVE
AMC372997	BRS#3	4/29/2006	MOHAVE
AMC372998	BRS#4	4/29/2006	MOHAVE
AMC372999	BRS#5	4/29/2006	MOHAVE
AMC373000	BRS#6	4/29/2006	MOHAVE
AMC373001	BRS#7	4/29/2006	MOHAVE
AMC373002	BRS#8	4/29/2006	MOHAVE
AMC373003	BRS#9	4/29/2006	MOHAVE
AMC373004	BRS#10	4/29/2006	MOHAVE
AMC373005	BRS#11	4/29/2006	MOHAVE
AMC373006	BRS#12	4/29/2006	MOHAVE
AMC373007	DFE #1	4/28/2006	MOHAVE
AMC373008	DFE #2	4/28/2006	MOHAVE

SCHEDULE “A” PROPERTIES	23

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
AMC373009	DFE #3	4/28/2006	MOHAVE
AMC373010	DW #27	5/1/2006	MOHAVE
AMC373011	DW #28	5/1/2006	MOHAVE
AMC373012	DW #29	5/1/2006	MOHAVE
AMC373013	DW #30	5/1/2006	MOHAVE
AMC373014	DW #31	5/1/2006	MOHAVE
AMC373015	EMN #1	5/1/2006	MOHAVE
AMC373016	EMN #2	5/1/2006	MOHAVE
AMC373017	EMN #3	5/1/2006	MOHAVE
AMC373018	FP #1	5/7/2006	MOHAVE
AMC373019	FP #2	5/7/2006	MOHAVE
AMC373020	FP #3	5/7/2006	MOHAVE
AMC373021	FP #4	5/7/2006	MOHAVE
AMC373022	GC #1	5/3/2006	MOHAVE
AMC373023	GC #2	5/3/2006	MOHAVE
AMC373024	GC #3	5/3/2006	MOHAVE
AMC373025	GCN #1	5/3/2006	MOHAVE
AMC373026	GCN #2	5/3/2006	MOHAVE
AMC373027	GCS #1	5/4/2006	MOHAVE
AMC373028	GCS #2	5/4/2006	MOHAVE
AMC373029	GCS #3	5/4/2006	MOHAVE
AMC373030	KB #1	5/6/2006	MOHAVE
AMC373031	KB #2	5/6/2006	MOHAVE
AMC373032	KB #3	5/6/2006	MOHAVE
AMC373033	KB #4	5/6/2006	MOHAVE
AMC373034	KB #5	5/6/2006	MOHAVE
AMC373035	KB #6	5/6/2006	MOHAVE
AMC373036	LH #1	4/29/2006	MOHAVE
AMC373037	LH #2	4/29/2006	MOHAVE
AMC373038	LH #3	4/29/2006	MOHAVE
AMC373039	LH #4	4/29/2006	MOHAVE
AMC373040	LH #5	4/29/2006	MOHAVE
AMC373041	LH #6	4/29/2006	MOHAVE
AMC373042	LH #7	4/29/2006	MOHAVE
AMC373043	LH #8	4/29/2006	MOHAVE
AMC373044	LH #9	4/29/2006	MOHAVE
AMC373045	LH #10	4/29/2006	MOHAVE
AMC373046	LH #11	4/29/2006	MOHAVE
AMC373047	LH #12	4/29/2006	MOHAVE
AMC373048	LH #13	4/29/2006	MOHAVE
AMC373049	LH #14	4/29/2006	MOHAVE
AMC373050	LH #15	4/29/2006	MOHAVE
AMC373051	LH #16	4/29/2006	MOHAVE
AMC373052	LH #17	4/29/2006	MOHAVE

SCHEDULE “A” PROPERTIES	24

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
AMC373053	LH #18	4/29/2006	MOHAVE
AMC373054	LS #1	5/2/2006	MOHAVE
AMC373055	LS #2	5/2/2006	MOHAVE
AMC373056	LS #3	5/2/2006	MOHAVE
AMC373057	LS #4	5/2/2006	MOHAVE
AMC373058	MS #1	4/29/2006	MOHAVE
AMC373059	MS #2	4/29/2006	MOHAVE
AMC373060	MS #3	4/29/2006	MOHAVE
AMC373061	MS 4	4/29/2006	MOHAVE
AMC373062	RN 1	5/2/2006	MOHAVE
AMC373063	RN 2	5/2/2006	MOHAVE
AMC373064	RP 1	4/28/2006	MOHAVE
AMC373065	RP 2	4/28/2006	MOHAVE
AMC373066	RS 1	5/2/2006	MOHAVE
AMC373067	RS 2	5/2/2006	MOHAVE
AMC373068	SS 1	4/30/2006	MOHAVE
AMC373069	SS 2	4/30/2006	MOHAVE
AMC373070	SS 3	4/30/2006	MOHAVE
AMC373071	SS 4	4/30/2006	MOHAVE
AMC373072	SS 5	4/30/2006	MOHAVE
AMC373073	SS 6	4/30/2006	MOHAVE
AMC373074	TWN 1	4/30/2006	MOHAVE
AMC373075	TWN 2	4/30/2006	MOHAVE
AMC373076	TWN 3	4/30/2006	MOHAVE
AMC373077	TWN 4	4/30/2006	MOHAVE
AMC373078	TWN 5	4/30/2006	MOHAVE
AMC373079	TWN 6	4/30/2006	MOHAVE
AMC373904	DW #3	7/1/2006	MOHAVE
AMC373905	GCN #3	6/24/2006	MOHAVE
AMC373906	PK #5	6/24/2006	MOHAVE

Total = 414 Claims in AZ
Serial No	Claim Name	Location Date	County
MMC214153	LONG-1	10/11/2005	FALL RIVER
MMC214154	LONG-2	10/11/2005	FALL RIVER
MMC214155	LONG-3	10/11/2005	FALL RIVER
MMC214156	LONG-4	10/11/2005	FALL RIVER
MMC214157	LONG-5	10/11/2005	FALL RIVER
MMC214158	LONG-6	10/11/2005	FALL RIVER
MMC214159	LONG-7	10/11/2005	FALL RIVER

SCHEDULE “A” PROPERTIES	25

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims

Serial No	Claim Name	Location Date	County
MMC214160	LONG-8	10/11/2005	FALL RIVER
MMC214161	LONG-9	10/11/2005	FALL RIVER
MMC214162	LONG-10	10/11/2005	FALL RIVER
MMC214163	LONG-11	10/11/2005	FALL RIVER
MMC214164	LONG-12	10/11/2005	FALL RIVER
MMC214165	LONG-13	10/11/2005	FALL RIVER
MMC214166	LONG-14	10/11/2005	FALL RIVER
MMC214167	LONG-15	10/11/2005	FALL RIVER
MMC214168	LONG-16	10/11/2005	FALL RIVER
MMC214169	LONG-17	10/11/2005	FALL RIVER
MMC214170	LONG-18	10/11/2005	FALL RIVER
MMC214171	LONG-19	10/11/2005	FALL RIVER
MMC214172	LONG-20	10/11/2005	FALL RIVER
MMC214173	LONG-21	10/11/2005	FALL RIVER
MMC214174	LONG-22	10/11/2005	FALL RIVER
MMC214175	LONG-23	10/11/2005	FALL RIVER
MMC214176	LONG-24	10/11/2005	FALL RIVER
MMC214177	LONG-25	10/11/2005	FALL RIVER
MMC214178	LONG-26	10/11/2005	FALL RIVER
MMC214179	LONG-27	10/11/2005	FALL RIVER
MMC214180	LONG-28	10/11/2005	FALL RIVER
MMC214181	LONG-29	10/11/2005	FALL RIVER
MMC214182	LONG-30	10/11/2005	FALL RIVER
MMC214183	LONG-31	10/11/2005	FALL RIVER
MMC214184	LONG-32	10/11/2005	FALL RIVER
MMC214185	LONG-33	10/11/2005	FALL RIVER
MMC214186	LONG-34	10/11/2005	FALL RIVER
MMC214187	LONG-35	10/11/2005	FALL RIVER
MMC214188	LONG-36	10/11/2005	FALL RIVER
MMC214189	LONG-37	10/11/2005	FALL RIVER
MMC214190	LONG-38	10/11/2005	FALL RIVER
MMC214191	LONG-39	10/11/2005	FALL RIVER
MMC214192	LONG-40	10/11/2005	FALL RIVER
MMC214193	LONG-41	10/11/2005	FALL RIVER
MMC214194	LONG-42	10/11/2005	FALL RIVER
MMC214195	LONG-43	10/11/2005	FALL RIVER
MMC214196	LONG-44	10/11/2005	FALL RIVER
MMC214197	LONG-45	10/11/2005	FALL RIVER
MMC214198	LONG-46	10/11/2005	FALL RIVER
MMC214199	LONG-47	10/11/2005	FALL RIVER
MMC214200	LONG-48	10/11/2005	FALL RIVER
MMC214201	LONG-49	10/11/2005	FALL RIVER
MMC214202	LONG-50	10/11/2005	FALL RIVER
MMC214203	LONG-51	10/28/2005	FALL RIVER

SCHEDULE “A” PROPERTIES	26

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
MMC214204	LONG-52	10/28/2005	FALL RIVER
MMC214205	LONG-53	10/28/2005	FALL RIVER
MMC214206	LONG-54	10/28/2005	FALL RIVER
MMC214207	LONG-55	10/28/2005	FALL RIVER
MMC214208	LONG-56	10/28/2005	FALL RIVER
MMC214209	LONG-57	10/28/2005	FALL RIVER
MMC214210	LONG-58	10/13/2005	FALL RIVER
MMC214211	LONG-67	10/13/2005	FALL RIVER
MMC214212	LONG-68	10/13/2005	FALL RIVER
MMC214213	LONG-69	10/13/2005	FALL RIVER
MMC214214	LONG-70	10/13/2005	FALL RIVER
MMC214215	LONG-71	10/13/2005	FALL RIVER
MMC214216	LONG-72	10/13/2005	FALL RIVER
MMC214217	LONG-73	10/13/2005	FALL RIVER
MMC214218	LONG-74	10/13/2005	FALL RIVER
MMC214219	LONG-75	10/13/2005	FALL RIVER
MMC214220	LONG-76	10/13/2005	FALL RIVER
MMC214221	LONG-77	10/13/2005	FALL RIVER
MMC214222	LONG-78	10/13/2005	FALL RIVER
MMC214223	LONG-79	10/13/2005	FALL RIVER
MMC214224	LONG-80	10/13/2005	FALL RIVER
MMC214225	LONG-81	10/13/2005	FALL RIVER
MMC214226	LONG-82	10/13/2005	FALL RIVER
MMC214227	LONG-83	10/13/2005	FALL RIVER
MMC214228	LONG-84	10/13/2005	FALL RIVER
MMC214229	LONG-85	10/13/2005	FALL RIVER
MMC214230	LONG-86	10/13/2005	FALL RIVER
MMC214231	LONG-87	10/13/2005	FALL RIVER
MMC214232	LONG-88	10/13/2005	FALL RIVER
MMC214233	LONG-89	10/13/2005	FALL RIVER
MMC214234	LONG-90	10/13/2005	FALL RIVER
MMC214235	LONG-91	10/13/2005	FALL RIVER
MMC214236	LONG-93	10/13/2005	FALL RIVER
MMC214237	LONG-95	10/13/2005	FALL RIVER
MMC214238	LONG-97	10/13/2005	FALL RIVER
MMC214239	LONG-99	10/13/2005	FALL RIVER
MMC214240	LONG-101	10/13/2005	FALL RIVER
MMC214241	LONG-102	10/13/2005	FALL RIVER
MMC214242	LONG-103	10/13/2005	FALL RIVER
MMC214243	LONG-104	10/13/2005	FALL RIVER
MMC214244	LONG-105	10/13/2005	FALL RIVER
MMC214245	LONG-106	10/13/2005	FALL RIVER
MMC214246	LONG-107	10/13/2005	FALL RIVER
MMC214247	LONG-108	10/13/2005	FALL RIVER

SCHEDULE “A” PROPERTIES	27

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
MMC214248	LONG-109	10/13/2005	FALL RIVER
MMC214249	LONG-110	10/13/2005	FALL RIVER
MMC214250	LONG-111	10/13/2005	FALL RIVER
MMC214251	LONG-112	10/13/2005	FALL RIVER
MMC214252	LONG-113	10/13/2005	FALL RIVER
MMC214253	LONG-114	10/13/2005	FALL RIVER
MMC214254	LONG-115	10/13/2005	FALL RIVER
MMC214255	LONG-116	10/13/2005	FALL RIVER
MMC214256	LONG-117	10/13/2005	FALL RIVER
MMC214257	LONG-118	10/13/2005	FALL RIVER
MMC214258	LONG-119	10/13/2005	FALL RIVER
MMC214259	LONG-120	10/13/2005	FALL RIVER
MMC214260	LONG-121	10/13/2005	FALL RIVER
MMC214261	LONG-122	10/13/2005	FALL RIVER
MMC214262	LONG-123	10/13/2005	FALL RIVER
MMC214263	LONG-124	10/13/2005	FALL RIVER
MMC214264	LONG-125	10/13/2005	FALL RIVER
MMC214265	LONG-126	10/13/2005	FALL RIVER
MMC214266	LONG-127	10/13/2005	FALL RIVER
MMC214267	LONG-128	10/13/2005	FALL RIVER
MMC214268	LONG-129	10/13/2005	FALL RIVER
MMC214269	LONG-130	10/13/2005	FALL RIVER
MMC214270	LONG-131	10/13/2005	FALL RIVER
MMC214271	LONG-132	10/13/2005	FALL RIVER
MMC214272	LONG-133	10/13/2005	FALL RIVER
MMC214273	LONG-134	10/13/2005	FALL RIVER
MMC214274	LONG-135	10/13/2005	FALL RIVER
MMC214275	LONG-136	10/13/2005	FALL RIVER
MMC214276	LONG-137	10/13/2005	FALL RIVER
MMC214277	LONG-138	10/13/2005	FALL RIVER
MMC214278	LONG-139	10/13/2005	FALL RIVER
MMC214279	LONG-140	10/13/2005	FALL RIVER
MMC214280	LONG-141	10/13/2005	FALL RIVER
MMC214281	LONG-142	10/13/2005	FALL RIVER
MMC214282	LONG-143	10/13/2005	FALL RIVER
MMC214283	LONG-144	10/13/2005	FALL RIVER
MMC214284	LONG-145	10/13/2005	FALL RIVER
MMC214285	LONG-146	10/13/2005	FALL RIVER
MMC214286	LONG-147	10/13/2005	FALL RIVER
MMC214287	LONG-148	10/13/2005	FALL RIVER
MMC214288	LONG-149	10/13/2005	FALL RIVER
MMC214289	RC-1	10/27/2005	FALL RIVER
MMC214290	RC-2	10/27/2005	FALL RIVER
MMC214291	RC-3	10/27/2005	FALL RIVER

SCHEDULE “A” PROPERTIES	28

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
MMC214292	RC-4	10/27/2005	FALL RIVER
MMC214293	RC-5	10/27/2005	FALL RIVER
MMC214294	RC-6	10/27/2005	FALL RIVER
MMC214295	RC-7	10/27/2005	FALL RIVER
MMC214296	RC-8	10/27/2005	FALL RIVER
MMC214297	RC-9	10/27/2005	FALL RIVER
MMC214297	RC-9	10/27/2005	FALL RIVER
MMC214298	RC-10	10/27/2005	FALL RIVER
MMC214299	RC-11	10/27/2005	FALL RIVER
MMC214301	RC-13	10/27/2005	FALL RIVER
MMC214302	RC-14	10/27/2005	FALL RIVER
MMC214303	RC-15	10/27/2005	FALL RIVER
MMC214304	RC-16	10/27/2005	FALL RIVER
MMC214305	RC-17	10/27/2005	FALL RIVER
MMC214306	RC-18	10/27/2005	FALL RIVER
MMC214307	RC-19	10/27/2005	FALL RIVER
MMC214308	RC-20	10/27/2005	FALL RIVER
MMC214309	RC-21	10/27/2005	FALL RIVER
MMC214310	RC-22	10/27/2005	FALL RIVER
MMC214311	RC-23	10/27/2005	FALL RIVER
MMC214312	RC-24	10/27/2005	FALL RIVER
MMC214313	RC-25	10/27/2005	FALL RIVER
MMC214314	RC-26	10/27/2005	FALL RIVER
MMC214315	RC-27	10/27/2005	FALL RIVER
MMC214316	RC-28	10/27/2005	FALL RIVER
MMC214317	RC-29	10/27/2005	FALL RIVER
MMC214318	RC-30	10/27/2005	FALL RIVER
MMC214319	RC-31	10/27/2005	FALL RIVER
MMC214320	RC-32	10/27/2005	FALL RIVER
MMC214321	RC-33	10/27/2005	FALL RIVER
MMC214322	RC-34	10/27/2005	FALL RIVER
MMC214323	RC-35	10/27/2005	FALL RIVER
MMC214324	RC-36	10/27/2005	FALL RIVER
MMC214325	RC-37	10/27/2005	FALL RIVER
MMC214326	RC-38	10/27/2005	FALL RIVER
MMC214327	RC-39	10/27/2005	FALL RIVER
MMC214328	RC-40	10/27/2005	FALL RIVER
MMC214329	RC-41	10/27/2005	FALL RIVER
MMC214330	RC-51	10/28/2005	FALL RIVER
MMC214331	RC-52	10/28/2005	FALL RIVER
MMC214332	RC-53	10/28/2005	FALL RIVER
MMC214333	RC-54	10/28/2005	FALL RIVER
MMC214334	RC-55	10/28/2005	FALL RIVER
MMC214335	RC-56	10/28/2005	FALL RIVER

SCHEDULE “A” PROPERTIES	29

Part 1

Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims
Serial No	Claim Name	Location Date	County
MMC214336	RC-57	10/28/2005	FALL RIVER
MMC214337	RC-58	10/28/2005	FALL RIVER
MMC214338	RC-59	10/28/2005	FALL RIVER
MMC214339	RC-60	10/28/2005	FALL RIVER
MMC214340	RC-61	10/28/2005	FALL RIVER
MMC214341	RC-62	10/28/2005	FALL RIVER
MMC214084	DH-1	10/15/2005	FALL RIVER
MMC214085	DH-2	10/15/2005	FALL RIVER
MMC214086	DH-3	10/15/2005	FALL RIVER
MMC214087	DH-4	10/15/2005	FALL RIVER
MMC214088	DH-5	10/15/2005	FALL RIVER
MMC214089	DH-6	10/15/2005	FALL RIVER
MMC214090	DH-7	10/15/2005	FALL RIVER
MMC214091	DH-8	10/15/2005	FALL RIVER
MMC214092	DH-9	10/15/2005	FALL RIVER
MMC214093	DH-10	10/15/2005	FALL RIVER
MMC214094	DH-11	10/15/2005	FALL RIVER
MMC214095	DH-12	10/15/2005	FALL RIVER
MMC214096	DH-13	10/15/2005	FALL RIVER
MMC214097	DH-14	10/15/2005	FALL RIVER
MMC214098	DH-15	10/15/2005	FALL RIVER
MMC214099	DH-16	10/15/2005	FALL RIVER
MMC214100	DH-17	10/15/2005	FALL RIVER
MMC214101	DH-18	10/15/2005	FALL RIVER
MMC214102	DH-19	10/15/2005	FALL RIVER
MMC214103	DH-20	10/15/2005	FALL RIVER
MMC214104	DH-21	10/15/2005	FALL RIVER
MMC214105	DH-22	10/15/2005	FALL RIVER
MMC214106	DH-23	10/15/2005	FALL RIVER
MMC214107	DH-24	10/15/2005	FALL RIVER
MMC214108	DH-25	10/15/2005	FALL RIVER
MMC214109	DH-26	10/15/2005	FALL RIVER
MMC214110	DH-27	10/15/2005	FALL RIVER
MMC214111	DH-28	10/15/2005	FALL RIVER
MMC214112	DH-29	10/15/2005	FALL RIVER
MMC214113	DH-30	10/15/2005	FALL RIVER
MMC214114	DH-31	10/15/2005	FALL RIVER
MMC214115	DH-32	10/15/2005	FALL RIVER
MMC214116	DH-33	10/15/2005	FALL RIVER
MMC214117	DH-34	10/15/2005	FALL RIVER
MMC214118	DH-35	10/15/2005	FALL RIVER
MMC214119	DH-36	10/15/2005	FALL RIVER
MMC214120	DH-37	10/15/2005	FALL RIVER
MMC214121	DH-38	10/15/2005	FALL RIVER

	SCHEDULE “A” PROPERTIES	30
Part 1
Sweetwater River Resources, LLC
Claims located before Aug. 1, 2006

Total = 1291 Claims

Serial No	Claim Name	Location Date	County
MMC214122	DH-39	10/15/2005	FALL RIVER
MMC214123	DH-40	10/15/2005	FALL RIVER
MMC214124	DH-41	10/27/2005	FALL RIVER
MMC214125	DH-42	10/27/2005	FALL RIVER
MMC214126	DH-43	10/27/2005	FALL RIVER
MMC214127	DH-44	10/27/2005	FALL RIVER
MMC214128	DH-45	10/27/2005	FALL RIVER
MMC214129	DH-46	10/27/2005	FALL RIVER
MMC214130	DH-47	10/27/2005	FALL RIVER
MMC214131	DH-48	10/27/2005	FALL RIVER
MMC214132	DH-49	10/27/2005	FALL RIVER
MMC214133	DH-50	10/27/2005	FALL RIVER
MMC214134	DH-51	10/27/2005	FALL RIVER
MMC214135	DH-52	10/27/2005	FALL RIVER
MMC214136	DH-53	10/27/2005	FALL RIVER
MMC214137	DH-54	10/27/2005	FALL RIVER
MMC214139	DH-56	10/27/2005	FALL RIVER
MMC214141	DH-58	10/27/2005	FALL RIVER
MMC214142	DH-59	10/27/2005	FALL RIVER
MMC214143	DH-60	10/27/2005	FALL RIVER
MMC214144	DH-61	10/27/2005	FALL RIVER
MMC214145	DH-62	10/27/2005	FALL RIVER
MMC214146	DH-63	10/27/2005	FALL RIVER
MMC214147	DH-64	10/27/2005	FALL RIVER
MMC214148	DH-65	10/27/2005	FALL RIVER
MMC214149	DH-66	10/27/2005	FALL RIVER
MMC214150	DH-67	10/27/2005	FALL RIVER
MMC214151	DH-68	10/27/2005	FALL RIVER
MMC214152	DH-69	10/27/2005	FALL RIVER

Total = 256 claims in SD

	SCHEDULE “A” PROPERTIES	31
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
WMC285382	CRN-1	2/15/2007	Sweetwater
WMC285383	CRN-2	2/15/2007	Sweetwater
WMC285384	CRN-3	2/15/2007	Sweetwater
WMC285385	CRN-4	2/15/2007	Sweetwater
WMC285386	CRN-5	2/15/2007	Sweetwater
WMC285387	CRN-6	2/15/2007	Sweetwater
WMC285388	CRN-7	2/15/2007	Sweetwater
WMC285389	CRN-8	2/15/2007	Sweetwater
WMC285390	CRN-9	2/15/2007	Sweetwater
WMC285391	CRN-10	2/15/2007	Sweetwater
WMC285392	CRN-11	2/15/2007	Sweetwater
WMC285393	CRN-12	2/15/2007	Sweetwater
WMC285394	CRN-13	2/15/2007	Sweetwater
WMC285395	CRN-14	2/15/2007	Sweetwater
WMC285396	CRN-15	2/15/2007	Sweetwater
WMC285397	CRN-16	2/15/2007	Sweetwater
WMC285398	CRN-17	2/15/2007	Sweetwater
WMC285399	CRN-18	2/15/2007	Sweetwater
WMC285400	CRN-19	2/15/2007	Sweetwater
WMC285401	CRN-20	2/15/2007	Sweetwater
WMC285402	CRN-21	2/15/2007	Sweetwater
WMC285403	CRN-22	2/15/2007	Sweetwater
WMC285404	CRN-23	2/15/2007	Sweetwater
WMC285405	CRN-24	2/15/2007	Sweetwater
WMC285406	CRN-25	2/15/2007	Sweetwater
WMC285407	CRN-26	2/15/2007	Sweetwater
WMC285408	CRS-1	2/15/2007	Sweetwater
WMC285409	CRS-2	2/15/2007	Sweetwater
WMC285410	CRS-3	2/15/2007	Sweetwater
WMC285411	CRS-4	2/15/2007	Sweetwater
WMC285412	CRS-5	2/15/2007	Sweetwater
WMC285413	CRS-6	2/15/2007	Sweetwater
WMC285414	CRS-7	2/15/2007	Sweetwater
WMC285415	CRS-8	2/15/2007	Sweetwater
WMC285416	CRS-9	2/15/2007	Sweetwater
WMC285417	CRS-10	2/15/2007	Sweetwater
WMC285418	CRS-11	2/15/2007	Sweetwater
WMC285419	CRS-12	2/15/2007	Sweetwater
WMC285420	CRS-13	2/15/2007	Sweetwater
WMC285421	CRS-14	2/15/2007	Sweetwater
WMC285422	CRS-15	2/15/2007	Sweetwater
WMC285423	CRS-16	2/15/2007	Sweetwater
WMC285424	CRS-17	2/15/2007	Sweetwater
WMC285425	CRS-18	2/15/2007	Sweetwater
WMC285426	CRS-19	2/15/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	32
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
WMC285427	CRS-20	2/15/2007	Sweetwater
WMC285428	CRS-21	2/15/2007	Sweetwater
WMC285429	CRS-22	2/15/2007	Sweetwater
WMC285430	CRS-23	2/15/2007	Sweetwater
WMC285431	CRS-24	2/15/2007	Sweetwater
WMC285432	CRS-25	2/15/2007	Sweetwater
WMC285433	CRS-26	2/15/2007	Sweetwater
WMC285434	CRS-27	2/15/2007	Sweetwater
WMC285435	CRS-28	2/15/2007	Sweetwater
WMC285436	CRS-29	2/15/2007	Sweetwater
WMC285437	CRS-30	2/15/2007	Sweetwater
WMC285438	CRS-31	2/15/2007	Sweetwater
WMC285439	CRS-32	2/15/2007	Sweetwater
WMC285440	CRS-33	2/15/2007	Sweetwater
WMC285441	CRS-34	2/15/2007	Sweetwater
WMC285442	CRS-35	2/15/2007	Sweetwater
WMC285443	CRS-36	2/15/2007	Sweetwater
WMC285444	CRS-37	2/15/2007	Sweetwater
WMC285445	CRS-38	2/15/2007	Sweetwater
WMC285446	CRS-39	2/15/2007	Sweetwater
WMC285447	CRS-40	2/15/2007	Sweetwater
WMC285448	CRS-41	2/15/2007	Sweetwater
WMC285449	CRS-42	2/15/2007	Sweetwater
WMC285450	CRS-43	2/15/2007	Sweetwater
WMC285451	CRS-44	2/15/2007	Sweetwater
WMC285452	CRS-45	2/15/2007	Sweetwater
WMC285453	CRS-46	2/15/2007	Sweetwater
WMC285454	CRS-47	2/15/2007	Sweetwater
WMC285455	CRS-48	2/15/2007	Sweetwater
WMC285456	CRS-49	2/15/2007	Sweetwater
WMC285457	CRS-50	2/15/2007	Sweetwater
WMC285458	CRS-51	2/15/2007	Sweetwater
WMC285459	CRS-52	2/15/2007	Sweetwater
WMC285460	CRS-53	2/15/2007	Sweetwater
WMC285461	CRS-54	2/15/2007	Sweetwater
WMC285462	CRS-55	2/15/2007	Sweetwater
WMC285463	CRS-56	2/15/2007	Sweetwater
WMC285464	CRS-57	2/15/2007	Sweetwater
WMC285465	CRS-58	2/15/2007	Sweetwater
WMC285466	CRS-59	2/15/2007	Sweetwater
WMC285467	CRS-60	2/15/2007	Sweetwater
WMC285468	CRS-61	2/15/2007	Sweetwater
WMC285469	CRS-62	2/15/2007	Sweetwater
WMC285470	CRS-63	2/15/2007	Sweetwater
WMC285471	CRS-64	2/15/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	33
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
WMC285472	CRS-65	2/15/2007	Sweetwater
WMC285473	CRS-66	2/15/2007	Sweetwater
WMC285474	CRS-67	2/15/2007	Sweetwater
WMC285475	CRS-68	2/15/2007	Sweetwater
WMC285476	CRS-69	2/15/2007	Sweetwater
WMC285477	CRS-70	2/15/2007	Sweetwater
WMC285478	CRS-71	2/15/2007	Sweetwater
WMC285479	CRS-72	2/15/2007	Sweetwater
WMC285480	CRS-73	2/15/2007	Sweetwater
WMC285481	CRS-74	2/15/2007	Sweetwater
WMC285482	CRS-75	2/15/2007	Sweetwater
WMC285483	CRS-76	2/15/2007	Sweetwater
WMC285484	CRS-77	2/15/2007	Sweetwater
WMC285485	CRS-78	2/15/2007	Sweetwater
WMC285486	CRS-79	2/15/2007	Sweetwater
WMC285487	CRS-80	2/15/2007	Sweetwater
WMC285488	CRS-81	2/15/2007	Sweetwater
WMC285489	CRS-82	2/15/2007	Sweetwater
WMC285490	CRS-83	2/15/2007	Sweetwater
WMC285491	CRS-84	2/15/2007	Sweetwater
WMC285492	CRS-85	2/15/2007	Sweetwater
WMC285493	CRS-86	2/15/2007	Sweetwater
WMC285494	CRS-87	2/15/2007	Sweetwater
WMC285495	CRS-88	2/15/2007	Sweetwater
WMC285496	CRS-89	2/15/2007	Sweetwater
WMC285497	CRS-90	2/15/2007	Sweetwater
WMC285498	CRS-91	2/15/2007	Sweetwater
WMC285499	CRS-92	2/15/2007	Sweetwater
WMC285500	CRS-93	2/15/2007	Sweetwater
WMC285501	CRS-94	2/15/2007	Sweetwater
WMC285502	CRS-95	2/15/2007	Sweetwater
WMC285503	CRS-96	2/15/2007	Sweetwater
WMC285504	CRS-97	2/15/2007	Sweetwater
WMC285505	CRS-98	2/15/2007	Sweetwater
WMC285506	CRS-99	2/15/2007	Sweetwater
WMC285507	CRS-100	2/15/2007	Sweetwater
WMC285508	CRS-101	2/15/2007	Sweetwater
WMC285509	CRS-102	2/15/2007	Sweetwater
WMC285510	CRS-103	2/15/2007	Sweetwater
WMC285511	CRS-104	2/15/2007	Sweetwater
WMC285512	CRS-105	2/15/2007	Sweetwater
WMC285513	CRS-106	2/15/2007	Sweetwater
WMC285514	CRS-107	2/15/2007	Sweetwater
WMC285515	CRS-108	2/15/2007	Sweetwater
WMC285516	CRS-109	2/15/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	34
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
WMC285517	CRS-110	2/15/2007	Sweetwater
WMC285518	CRS-111	2/15/2007	Sweetwater
WMC285519	CRS-112	2/15/2007	Sweetwater
WMC285520	CRS-113	2/15/2007	Sweetwater
WMC285521	CRS-114	2/15/2007	Sweetwater
WMC285522	CRS-115	2/15/2007	Sweetwater
WMC285523	CRS-116	2/15/2007	Sweetwater
WMC285524	CRS-117	2/15/2007	Sweetwater
WMC285525	CRS-118	2/15/2007	Sweetwater
WMC285526	CRS-119	2/15/2007	Sweetwater
WMC285527	CRS-120	2/15/2007	Sweetwater
WMC285528	CRS-121	2/15/2007	Sweetwater
WMC285529	CRS-122	2/15/2007	Sweetwater
WMC285530	CRS-123	2/15/2007	Sweetwater
WMC285531	CRS-124	2/15/2007	Sweetwater
WMC285532	CRS-125	2/15/2007	Sweetwater
WMC285533	CRS-126	2/15/2007	Sweetwater
WMC285534	CRS-127	2/15/2007	Sweetwater
WMC285535	CRS-128	2/15/2007	Sweetwater
WMC285536	CRS-129	2/15/2007	Sweetwater
WMC285537	CRS-130	2/15/2007	Sweetwater
WMC285538	CRS-131	2/15/2007	Sweetwater
WMC285539	CRS-132	2/15/2007	Sweetwater
WMC285540	CRS-133	2/15/2007	Sweetwater
WMC285541	CRS-134	2/15/2007	Sweetwater
WMC285542	CRS-135	2/15/2007	Sweetwater
WMC285543	CRS-136	2/15/2007	Sweetwater
WMC285544	CRS-137	2/15/2007	Sweetwater
WMC285545	CRS-138	2/15/2007	Sweetwater
WMC285546	CRS-139	2/15/2007	Sweetwater
WMC285547	CRS-140	2/15/2007	Sweetwater
WMC285548	CRS-141	2/15/2007	Sweetwater
WMC285549	CRS-142	2/15/2007	Sweetwater
WMC285550	CRS-143	2/15/2007	Sweetwater
WMC285551	CRS-144	2/15/2007	Sweetwater
WMC285552	CRS-145	2/15/2007	Sweetwater
WMC285553	CRS-146	2/15/2007	Sweetwater
WMC285554	CRS-147	2/15/2007	Sweetwater
WMC285555	CRS-148	2/15/2007	Sweetwater
WMC285556	CRS-149	2/15/2007	Sweetwater
WMC285557	CRS-150	2/15/2007	Sweetwater
WMC285558	CRS-151	2/15/2007	Sweetwater
WMC285559	CRS-152	2/15/2007	Sweetwater
WMC285560	CRS-153	2/15/2007	Sweetwater
WMC285561	CRS-154	2/15/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	35
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
WMC285562	CRS-155	2/15/2007	Sweetwater
WMC285563	CRS-156	2/15/2007	Sweetwater
WMC285564	CRS-157	2/15/2007	Sweetwater
WMC285565	CRS-158	2/15/2007	Sweetwater
WMC285566	CRS-159	2/15/2007	Sweetwater
WMC285567	CRS-160	2/15/2007	Sweetwater
WMC285568	CRS-161	2/15/2007	Sweetwater
WMC285569	CRS-162	2/15/2007	Sweetwater
WMC285570	CRS-163	2/15/2007	Sweetwater
WMC285571	CRS-164	2/15/2007	Sweetwater
WMC285572	CRS-165	2/15/2007	Sweetwater
WMC285573	CRS-166	2/15/2007	Sweetwater
WMC285574	CRS-167	2/15/2007	Sweetwater
WMC285575	CRS-168	2/15/2007	Sweetwater
WMC285576	CRS-169	2/15/2007	Sweetwater
WMC285577	CRS-170	2/15/2007	Sweetwater
WMC285578	CRS-171	2/15/2007	Sweetwater
WMC285579	CRS-172	2/15/2007	Sweetwater
WMC285580	CRS-173	2/15/2007	Sweetwater
WMC285581	CRS-174	2/15/2007	Sweetwater
WMC285582	CRS-175	2/15/2007	Sweetwater
WMC285583	CRS-176	2/15/2007	Sweetwater
WMC285584	CRS-177	2/15/2007	Sweetwater
WMC285585	CRS-178	2/15/2007	Sweetwater
WMC285586	CRS-179	2/15/2007	Sweetwater
WMC285587	CRS-180	2/15/2007	Sweetwater
WMC285588	CRS-181	2/15/2007	Sweetwater
WMC285589	CRS-182	2/15/2007	Sweetwater
WMC285590	CRS-183	2/15/2007	Sweetwater
WMC285591	CRS-184	2/15/2007	Sweetwater
WMC285592	CRS-185	2/15/2007	Sweetwater
WMC285593	CRS-186	2/15/2007	Sweetwater
WMC285594	CRS-187	2/15/2007	Sweetwater
WMC285595	CRS-188	2/15/2007	Sweetwater
WMC285596	CRS-189	2/15/2007	Sweetwater
WMC285597	CRS-190	2/15/2007	Sweetwater
WMC285598	CRS-191	2/15/2007	Sweetwater
WMC285599	CRS-192	2/15/2007	Sweetwater
WMC285600	CRS-193	2/15/2007	Sweetwater
WMC285601	CRS-194	2/15/2007	Sweetwater
WMC285602	CRS-195	2/15/2007	Sweetwater
WMC285603	CRS-196	2/15/2007	Sweetwater
WMC285604	CRS-197	2/15/2007	Sweetwater
WMC285605	CRS-198	2/15/2007	Sweetwater
WMC285606	CRS-199	2/15/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	36
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
WMC285607	CRS-200	2/15/2007	Sweetwater
WMC285608	CRS-201	2/15/2007	Sweetwater
WMC285609	CRS-202	2/15/2007	Sweetwater
WMC285610	CRS-203	2/15/2007	Sweetwater
WMC285611	CRS-204	2/15/2007	Sweetwater
WMC285612	CRS-205	2/15/2007	Sweetwater
WMC285613	CRS-206	2/15/2007	Sweetwater
WMC285614	CRS-207	2/15/2007	Sweetwater
WMC285615	CRS-208	2/15/2007	Sweetwater
WMC285616	CRS-209	2/15/2007	Sweetwater
WMC285617	CRS-210	2/15/2007	Sweetwater
WMC285618	CRS-211	2/15/2007	Sweetwater
WMC285619	CRS-212	2/15/2007	Sweetwater
WMC285620	CRS-213	2/15/2007	Sweetwater
WMC285621	CRS-214	2/15/2007	Sweetwater
WMC285622	CRS-215	2/15/2007	Sweetwater
WMC285623	CRS-216	2/15/2007	Sweetwater
WMC285624	CRS-217	2/15/2007	Sweetwater
WMC285625	CRS-218	2/15/2007	Sweetwater
WMC285626	CRS-219	2/15/2007	Sweetwater
WMC285627	CRS-220	2/15/2007	Sweetwater
WMC285628	CRS-221	2/15/2007	Sweetwater
WMC285629	CRS-222	2/15/2007	Sweetwater
WMC285630	CRS-223	2/15/2007	Sweetwater
WMC285631	CRS-224	2/15/2007	Sweetwater
WMC285632	CRS-225	2/15/2007	Sweetwater
WMC285633	CRS-226	2/15/2007	Sweetwater
WMC285634	CRS-227	2/15/2007	Sweetwater
WMC285635	CRS-228	2/15/2007	Sweetwater
WMC285636	CRS-229	2/15/2007	Sweetwater
WMC285637	CRS-230	2/15/2007	Sweetwater
WMC285638	CRS-231	2/15/2007	Sweetwater
WMC285639	CRS-232	2/15/2007	Sweetwater
WMC285640	CRS-233	2/15/2007	Sweetwater
WMC285641	CRS-234	2/15/2007	Sweetwater
WMC285642	CRS-235	2/15/2007	Sweetwater
WMC285643	CRS-236	2/15/2007	Sweetwater
WMC285644	CRS-237	2/15/2007	Sweetwater
WMC285645	CRS-238	2/15/2007	Sweetwater
WMC285646	CRS-239	2/15/2007	Sweetwater
WMC285647	CRS-240	2/15/2007	Sweetwater
WMC285648	CRS-241	2/15/2007	Sweetwater
WMC285649	CRS-242	2/15/2007	Sweetwater
WMC285650	CRS-243	2/15/2007	Sweetwater
WMC285651	CRS-244	2/15/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	37
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
WMC285652	CRS-245	2/15/2007	Sweetwater
WMC285653	CRS-246	2/15/2007	Sweetwater
WMC285654	CRS-247	2/15/2007	Sweetwater
WMC285655	CRS-248	2/15/2007	Sweetwater
WMC285656	CRS-249	2/15/2007	Sweetwater
WMC285657	CRS-250	2/15/2007	Sweetwater
WMC285658	CRS-251	2/15/2007	Sweetwater
WMC285659	CRS-252	2/15/2007	Sweetwater
WMC285660	CRS-253	2/15/2007	Sweetwater
WMC285661	CRS-254	2/15/2007	Sweetwater
WMC285662	CRS-255	2/15/2007	Sweetwater
WMC285663	CRS-256	2/15/2007	Sweetwater
WMC285664	CRS-257	2/15/2007	Sweetwater
WMC285665	CRS-258	2/15/2007	Sweetwater
WMC285666	CRS-259	2/15/2007	Sweetwater
WMC285667	CRS-260	2/15/2007	Sweetwater
WMC285668	CRS-261	2/15/2007	Sweetwater
WMC285669	CRS-262	2/15/2007	Sweetwater
WMC285670	CRS-263	2/15/2007	Sweetwater
WMC285671	CRS-264	2/15/2007	Sweetwater
WMC285672	CRS-265	2/15/2007	Sweetwater
WMC285673	CRS-266	2/15/2007	Sweetwater
WMC285674	CRS-267	2/15/2007	Sweetwater
WMC285675	CRS-268	2/15/2007	Sweetwater
WMC285676	CRS-269	2/15/2007	Sweetwater
WMC285677	CRS-270	2/15/2007	Sweetwater
WMC285678	CRS-271	2/15/2007	Sweetwater
WMC285679	CRS-272	2/15/2007	Sweetwater
WMC285680	CRS-273	2/15/2007	Sweetwater
WMC285681	CRS-274	2/15/2007	Sweetwater
WMC285682	CRS-275	2/15/2007	Sweetwater
286334	END-1	2/27/2007	Sweetwater
286335	END-2	2/27/2007	Sweetwater
286336	END-3	2/27/2007	Sweetwater
286337	END-4	2/27/2007	Sweetwater
286338	END-5	2/27/2007	Sweetwater
286339	END-6	2/27/2007	Sweetwater
286340	END-7	2/27/2007	Sweetwater
286341	END-8	2/27/2007	Sweetwater
286342	END-9	2/27/2007	Sweetwater
286343	END-10	2/27/2007	Sweetwater
286344	END-11	2/27/2007	Sweetwater
286345	END-12	2/27/2007	Sweetwater
286346	END-13	2/27/2007	Sweetwater
286347	END-14	2/27/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	38
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
286348	END-15	2/27/2007	Sweetwater
286349	END-16	2/27/2007	Sweetwater
286350	END-17	2/27/2007	Sweetwater
286351	END-18	2/27/2007	Sweetwater
286352	END-19	2/27/2007	Sweetwater
286353	END-20	2/27/2007	Sweetwater
286354	END-21	2/27/2007	Sweetwater
286355	END-22	2/27/2007	Sweetwater
286356	END-23	2/27/2007	Sweetwater
286357	END-24	2/27/2007	Sweetwater
286358	END-25	2/27/2007	Sweetwater
286359	END-26	2/27/2007	Sweetwater
286360	END-27	2/27/2007	Sweetwater
286361	END-28	2/27/2007	Sweetwater
286362	END-29	2/27/2007	Sweetwater
286363	END-30	2/27/2007	Sweetwater
286364	END-31	2/27/2007	Sweetwater
286365	END-32	2/27/2007	Sweetwater
286366	END-33	2/27/2007	Sweetwater
286367	END-34	2/27/2007	Sweetwater
286368	END-35	2/27/2007	Sweetwater
286369	END-36	2/27/2007	Sweetwater
286370	END-37	2/27/2007	Sweetwater
286371	END-38	2/27/2007	Sweetwater
286372	END-39	2/27/2007	Sweetwater
286373	END-40	2/27/2007	Sweetwater
286374	END-41	2/27/2007	Sweetwater
286375	END-42	2/27/2007	Sweetwater
286376	END-43	2/27/2007	Sweetwater
286377	END-44	2/27/2007	Sweetwater
286378	END-45	2/27/2007	Sweetwater
286379	END-46	2/27/2007	Sweetwater
286380	END-47	2/27/2007	Sweetwater
286381	END-48	2/27/2007	Sweetwater
286382	END-49	2/27/2007	Sweetwater
286383	END-50	2/27/2007	Sweetwater
286384	END-51	2/27/2007	Sweetwater
286385	END-52	2/27/2007	Sweetwater
286386	END-53	2/27/2007	Sweetwater
286387	END-54	2/27/2007	Sweetwater
286388	END-55	2/27/2007	Sweetwater
286389	END-56	2/27/2007	Sweetwater
286390	END-57	2/27/2007	Sweetwater
286391	END-58	2/27/2007	Sweetwater
286392	END-59	2/27/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	39
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
286393	END-60	2/27/2007	Sweetwater
286394	END-61	2/27/2007	Sweetwater
286395	END-62	2/27/2007	Sweetwater
286396	END-63	2/27/2007	Sweetwater
286397	END-64	2/27/2007	Sweetwater
286398	END-65	2/27/2007	Sweetwater
286399	END-66	2/27/2007	Sweetwater
286400	END-67	2/27/2007	Sweetwater
286401	END-68	2/27/2007	Sweetwater
286402	END-69	2/27/2007	Sweetwater
286403	END-70	2/27/2007	Sweetwater
286404	END-71	2/27/2007	Sweetwater
286405	END-72	2/27/2007	Sweetwater
286406	END-73	2/27/2007	Sweetwater
286407	END-74	2/27/2007	Sweetwater
286408	END-75	2/27/2007	Sweetwater
286409	END-76	2/27/2007	Sweetwater
286410	END-77	2/27/2007	Sweetwater
286411	END-78	2/27/2007	Sweetwater
286412	END-79	2/27/2007	Sweetwater
286413	END-80	2/27/2007	Sweetwater
286414	END-81	2/27/2007	Sweetwater
286415	END-82	2/27/2007	Sweetwater
286416	END-83	2/27/2007	Sweetwater
286417	END-84	2/27/2007	Sweetwater
286418	END-85	2/27/2007	Sweetwater
286419	END-86	2/27/2007	Sweetwater
286420	END-87	2/27/2007	Sweetwater
286421	END-88	2/27/2007	Sweetwater
286422	END-89	2/27/2007	Sweetwater
286423	END-90	2/27/2007	Sweetwater
286424	END-91	2/27/2007	Sweetwater
286425	END-92	2/27/2007	Sweetwater
286426	END-93	2/27/2007	Sweetwater
286427	END-94	2/27/2007	Sweetwater
286428	END-95	2/27/2007	Sweetwater
286429	END-96	2/27/2007	Sweetwater
286430	END-97	2/27/2007	Sweetwater
286431	END-98	2/27/2007	Sweetwater
286432	END-99	2/27/2007	Sweetwater
286433	END-100	2/27/2007	Sweetwater
286434	END-101	2/27/2007	Sweetwater
286435	END-102	2/27/2007	Sweetwater
286436	END-103	2/27/2007	Sweetwater
286437	END-104	2/27/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	40
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
286438	END-105	2/27/2007	Sweetwater
286439	END-106	2/27/2007	Sweetwater
286440	END-107	2/27/2007	Sweetwater
286441	END-108	2/27/2007	Sweetwater
286442	END-109	2/27/2007	Sweetwater
286443	END-110	2/27/2007	Sweetwater
286444	END-111	2/27/2007	Sweetwater
286445	END-112	2/27/2007	Sweetwater
286446	END-113	2/27/2007	Sweetwater
286447	END-114	2/27/2007	Sweetwater
286448	END-115	2/27/2007	Sweetwater
286449	END-116	2/27/2007	Sweetwater
286450	END-117	2/27/2007	Sweetwater
286451	END-118	2/27/2007	Sweetwater
286452	END-119	2/27/2007	Sweetwater
286453	END-120	2/27/2007	Sweetwater
286454	END-121	2/27/2007	Sweetwater
286455	END-122	2/27/2007	Sweetwater
286456	END-123	2/27/2007	Sweetwater
286457	END-124	2/27/2007	Sweetwater
286458	END-125	2/27/2007	Sweetwater
286459	END-126	2/27/2007	Sweetwater
286460	END-127	2/27/2007	Sweetwater
286461	END-128	2/27/2007	Sweetwater
286462	END-129	2/27/2007	Sweetwater
286463	GDB-1	01/03/2007	Sweetwater
286464	GDB-2	01/03/2007	Sweetwater
286465	GDB-3	01/03/2007	Sweetwater
286466	GDB-4	01/03/2007	Sweetwater
286467	GDB-5	01/03/2007	Sweetwater
286468	GDB-6	01/03/2007	Sweetwater
286469	GDB-7	01/03/2007	Sweetwater
286470	GDB-8	01/03/2007	Sweetwater
286471	GDB-9	01/03/2007	Sweetwater
286472	GDB-10	01/03/2007	Sweetwater
286473	GDB-11	01/03/2007	Sweetwater
286474	GDB-12	01/03/2007	Sweetwater
286475	GDB-13	01/03/2007	Sweetwater
286476	GDB-14	01/03/2007	Sweetwater
286477	GDB-15	01/03/2007	Sweetwater
286478	GDB-16	01/03/2007	Sweetwater
286479	GDB-17	01/03/2007	Sweetwater
286480	GDB-18	01/03/2007	Sweetwater
286481	GDB-19	01/03/2007	Sweetwater
286482	GDB-20	01/03/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	41
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
286483	GDB-21	01/03/2007	Sweetwater
286484	GDB-22	01/03/2007	Sweetwater
286485	GDB-23	01/03/2007	Sweetwater
286486	GDB-24	01/03/2007	Sweetwater
286487	GDB-25	01/03/2007	Sweetwater
286488	GDB-26	01/03/2007	Sweetwater
286489	GDB-27	01/03/2007	Sweetwater
286490	GDB-28	01/03/2007	Sweetwater
286491	GDB-29	01/03/2007	Sweetwater
286492	GDB-30	01/03/2007	Sweetwater
286493	GDB-31	01/03/2007	Sweetwater
286494	GDB-32A	01/03/2007	Sweetwater
286495	GDB-32	01/03/2007	Sweetwater
286496	GDB-33	01/03/2007	Sweetwater
286497	GDB-34	01/03/2007	Sweetwater
286498	GDB-35	01/03/2007	Sweetwater
286499	GDB-36	05/03/2007	Sweetwater
286500	GDB-37	05/03/2007	Sweetwater
286501	GDB-38	01/03/2007	Sweetwater
286502	GDB-39	01/03/2007	Sweetwater
286503	GDB-40	01/03/2007	Sweetwater
286504	GDB-41	01/03/2007	Sweetwater
286505	GDB-42	01/03/2007	Sweetwater
286506	GDB-43	01/03/2007	Sweetwater
286507	GDB-44	01/03/2007	Sweetwater
286508	GDB-45	01/03/2007	Sweetwater
286509	GDB-46	05/03/2007	Sweetwater
286510	GDB-47	05/03/2007	Sweetwater
286511	GDB-48	05/03/2007	Sweetwater
286512	GDB-49	05/03/2007	Sweetwater
286513	GDB-50	01/03/2007	Sweetwater
286514	GDB-51	01/03/2007	Sweetwater
286515	GDB-52	01/03/2007	Sweetwater
286516	GDB-53	01/03/2007	Sweetwater
286517	GDB-54	01/03/2007	Sweetwater
286518	GDB-55	01/03/2007	Sweetwater
286519	GDB-56	01/03/2007	Sweetwater
286520	GDB-57	01/03/2007	Sweetwater
286521	GDB-58	05/03/2007	Sweetwater
286522	GDB-59	05/03/2007	Sweetwater
286523	GDB-60	05/03/2007	Sweetwater
286524	GDB-61	05/03/2007	Sweetwater
286525	GDB-62	01/03/2007	Sweetwater
286526	GDB-63	01/03/2007	Sweetwater
286527	GDB-64	01/03/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	42
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
286528	GDB-65	01/03/2007	Sweetwater
286529	GDB-66	05/03/2007	Sweetwater
286530	GDB-67	01/03/2007	Sweetwater
286531	GDB-68	01/03/2007	Sweetwater
286532	GDB-69	01/03/2007	Sweetwater
286533	GDB-70	05/03/2007	Sweetwater
286534	GDB-71	05/03/2007	Sweetwater
286535	GDB-72	05/03/2007	Sweetwater
286536	GDB-73	05/03/2007	Sweetwater
286537	GDB-74	01/03/2007	Sweetwater
286538	GDB-75	01/03/2007	Sweetwater
286539	GDB-76	01/03/2007	Sweetwater
286540	GDB-77	01/03/2007	Sweetwater
286541	GDB-78	01/03/2007	Sweetwater
286542	GDB-79	01/03/2007	Sweetwater
286543	GDB-80	01/03/2007	Sweetwater
286544	GDB-81	01/03/2007	Sweetwater
286545	GDB-82	05/03/2007	Sweetwater
286546	GDB-83	05/03/2007	Sweetwater
286547	GDB-84	05/03/2007	Sweetwater
286548	GDB-85	05/03/2007	Sweetwater
286549	GDB-86	05/03/2007	Sweetwater
286550	GDB-87	05/03/2007	Sweetwater
286551	GDB-88	01/03/2007	Sweetwater
286552	GDB-89	01/03/2007	Sweetwater
286553	GDB-90	01/03/2007	Sweetwater
286554	GDB-91	05/03/2007	Sweetwater
286555	GDB-92	05/03/2007	Sweetwater
286556	GDB-93	05/03/2007	Sweetwater
286557	GDB-94	05/03/2007	Sweetwater
286558	GDB-95	05/03/2007	Sweetwater
286559	GDB-96	05/03/2007	Sweetwater
286560	GDB-97	05/03/2007	Sweetwater
286561	GDB-98	05/03/2007	Sweetwater
286562	GDB-99	01/03/2007	Sweetwater
286563	GDB-100	01/03/2007	Sweetwater
286564	GDB-101	05/03/2007	Sweetwater
286565	GDB-102	05/03/2007	Sweetwater
286566	GDB-103	05/03/2007	Sweetwater
286567	GDB-104	05/03/2007	Sweetwater
286568	GDB-105	05/03/2007	Sweetwater
286569	GDB-106	05/03/2007	Sweetwater
286570	GDB-107	05/03/2007	Sweetwater
286571	GDB-108	05/03/2007	Sweetwater
286572	GDB-109	01/03/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	43
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
286573	GDB-110	01/03/2007	Sweetwater
286574	GDB-111	05/03/2007	Sweetwater
286575	GDB-112	05/03/2007	Sweetwater
286576	GDB-113	05/03/2007	Sweetwater
286577	GDB-114	05/03/2007	Sweetwater
286578	GDB-115	05/03/2007	Sweetwater
286579	GDB-116	05/03/2007	Sweetwater
286580	GDB-117	05/03/2007	Sweetwater
286581	GDB-118	05/03/2007	Sweetwater
286582	GDB-119	05/03/2007	Sweetwater
286583	GDB-120	05/03/2007	Sweetwater
286584	GDB-121	01/03/2007	Sweetwater
286585	GDB-122	05/03/2007	Sweetwater
286586	GDB-123	05/03/2007	Sweetwater
286587	GDB-124	05/03/2007	Sweetwater
286588	GDB-125	05/03/2007	Sweetwater
286589	GDB-126	05/03/2007	Sweetwater
286590	GDB-127	05/03/2007	Sweetwater
286591	GDB-128	05/03/2007	Sweetwater
286592	GDB-129	05/03/2007	Sweetwater
286593	GDB-130	05/03/2007	Sweetwater
286594	GDB-131	05/03/2007	Sweetwater
286595	GDB-132	05/03/2007	Sweetwater
286596	GDB-133	05/03/2007	Sweetwater
286597	GDB-134	05/03/2007	Sweetwater
286598	GDB-135	05/03/2007	Sweetwater
286599	GDB-136	05/03/2007	Sweetwater
286600	GDB-137	05/03/2007	Sweetwater
286601	GDB-138	05/03/2007	Sweetwater
286602	GDB-139	05/03/2007	Sweetwater
286603	GDB-140	05/03/2007	Sweetwater
286604	GDB-141	05/03/2007	Sweetwater
286605	GDB-142	05/03/2007	Sweetwater
286606	GDB-143	05/03/2007	Sweetwater
286607	GDB-144	05/03/2007	Sweetwater
286608	GDB-145	05/03/2007	Sweetwater
286609	GDB-146	05/03/2007	Sweetwater
286610	GDB-147	05/03/2007	Sweetwater
286611	GDB-148	05/03/2007	Sweetwater
286612	GDB-149	05/03/2007	Sweetwater
286613	GDB-150	05/03/2007	Sweetwater
286614	GDB-151	05/03/2007	Sweetwater
286615	GDB-152	05/03/2007	Sweetwater
286616	GDB-153	05/03/2007	Sweetwater
286617	GDB-154	05/03/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	44
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
286618	GDB-155	05/03/2007	Sweetwater
286619	GDB-156	05/03/2007	Sweetwater
286620	GDB-157	05/03/2007	Sweetwater
286621	GDB-158	05/03/2007	Sweetwater
286622	GDB-159	05/03/2007	Sweetwater
286623	GDB-160	05/03/2007	Sweetwater
286624	GDB-161	05/03/2007	Sweetwater
286625	GDB-162	05/03/2007	Sweetwater
286626	GDB-163	05/03/2007	Sweetwater
286627	GDB-164	05/03/2007	Sweetwater
286628	GDB-165	05/03/2007	Sweetwater
286629	GDB-166	05/03/2007	Sweetwater
286630	GDB-167	05/03/2007	Sweetwater
286631	GDB-168	05/03/2007	Sweetwater
286632	GDB-169	05/03/2007	Sweetwater
286633	GDB-170	05/03/2007	Sweetwater
286634	GDB-171	05/03/2007	Sweetwater
286635	GDB-172	05/03/2007	Sweetwater
286636	GDB-173	05/03/2007	Sweetwater
286637	GDB-174	05/03/2007	Sweetwater
286638	GDB-175	05/03/2007	Sweetwater
286639	GDB-176	05/03/2007	Sweetwater
286640	GDB-177	05/03/2007	Sweetwater
286641	GDB-178	05/03/2007	Sweetwater
286642	GDB-179	05/03/2007	Sweetwater
286643	GDB-180	05/03/2007	Sweetwater
286644	GDB-181	05/03/2007	Sweetwater
286645	GDB-182	05/03/2007	Sweetwater
286646	GDB-183	05/03/2007	Sweetwater
286647	GDB-184	05/03/2007	Sweetwater
286648	GDB-185	05/03/2007	Sweetwater
286649	GDB-186	05/03/2007	Sweetwater
286650	GDB-187	05/03/2007	Sweetwater
286651	GDB-188	05/03/2007	Sweetwater
286652	GDB-189	05/03/2007	Sweetwater
286653	GDB-190	05/03/2007	Sweetwater
286654	GDB-191	05/03/2007	Sweetwater
286655	GDB-192	05/03/2007	Sweetwater
286656	GDB-193	05/03/2007	Sweetwater
286657	GDB-194	05/03/2007	Sweetwater
286658	GDB-195	05/03/2007	Sweetwater
286659	GDB-196	05/03/2007	Sweetwater
286660	GDB-197	05/03/2007	Sweetwater
286661	GDB-198	05/03/2007	Sweetwater
286662	GDB-199	05/03/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	45
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
286663	GDB-200	05/03/2007	Sweetwater
286664	GDB-201	05/03/2007	Sweetwater
286665	GDB-202	05/03/2007	Sweetwater
286666	GDB-203	05/03/2007	Sweetwater
286667	GDB-204	05/03/2007	Sweetwater
286668	GDB-205	05/03/2007	Sweetwater
286669	GDB-206	05/03/2007	Sweetwater
286670	GDB-207	05/03/2007	Sweetwater
286671	GDB-208	05/03/2007	Sweetwater
286672	GDB-209	05/03/2007	Sweetwater
286673	GDB-210	05/03/2007	Sweetwater
286674	GDB-211	05/03/2007	Sweetwater
286675	GDB-212	05/03/2007	Sweetwater
286676	GDB-213	05/03/2007	Sweetwater
286677	GDB-214	05/03/2007	Sweetwater
286678	GDB-215	05/03/2007	Sweetwater
286679	GDB-216	05/03/2007	Sweetwater
286680	GDB-217	05/03/2007	Sweetwater
286681	GDB-218	05/03/2007	Sweetwater
286682	GDB-219	05/03/2007	Sweetwater
286683	GDB-220	05/03/2007	Sweetwater
286684	GDB-221	05/03/2007	Sweetwater
286685	GDB-222	05/03/2007	Sweetwater
286686	GDB-223	05/03/2007	Sweetwater
286687	GDB-224	05/03/2007	Sweetwater
286688	GDB-225	05/03/2007	Sweetwater
286689	GDB-226	05/03/2007	Sweetwater
286690	GDB-227	05/03/2007	Sweetwater
286691	GDB-228	05/03/2007	Sweetwater
286692	GDB-229	05/03/2007	Sweetwater
286693	GDB-230	05/03/2007	Sweetwater
286694	GDB-231	05/03/2007	Sweetwater
286695	GDB-232	05/03/2007	Sweetwater
286696	GDB-233	05/03/2007	Sweetwater
286697	GDB-234	05/03/2007	Sweetwater
286698	GDB-235	05/03/2007	Sweetwater
286699	GDB-236	05/03/2007	Sweetwater
286700	GDB-237	05/03/2007	Sweetwater
286701	GDB-238	05/03/2007	Sweetwater
286702	GDB-239	05/03/2007	Sweetwater
286703	GDB-240	05/03/2007	Sweetwater
286704	GDB-241	05/03/2007	Sweetwater
286705	GDB-242	05/03/2007	Sweetwater
286706	GDB-243	05/03/2007	Sweetwater
286707	GDB-244	05/03/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	46
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
286708	GDB-245	05/03/2007	Sweetwater
286709	GDB-246	05/03/2007	Sweetwater
286710	GDB-247	05/03/2007	Sweetwater
286711	GDB-248	05/03/2007	Sweetwater
286712	GDB-249	05/03/2007	Sweetwater
286713	GDB-250	05/03/2007	Sweetwater
286714	GDB-251	01/03/2007	Sweetwater
286715	GDB-252	01/03/2007	Sweetwater
286716	GDB-253	01/03/2007	Sweetwater
286717	GDB-254	01/03/2007	Sweetwater
286718	GDB-255	05/03/2007	Sweetwater
286719	GDB-256	01/03/2007	Sweetwater
286720	GDB-257	05/03/2007	Sweetwater
286721	GDB-258	01/03/2007	Sweetwater
286722	GDB-259	01/03/2007	Sweetwater
286723	GDB-260	01/03/2007	Sweetwater
286724	GDB-261	01/03/2007	Sweetwater
286725	GDB-262	01/03/2007	Sweetwater
286726	GDB-263	01/03/2007	Sweetwater
286727	GDB-264	01/03/2007	Sweetwater
286728	GDB-265	01/03/2007	Sweetwater
286729	GDB-266	01/03/2007	Sweetwater
286730	GDB-267	05/03/2007	Sweetwater
286731	GDB-268	01/03/2007	Sweetwater
286732	GDB-269	01/03/2007	Sweetwater
286733	GDB-270	01/03/2007	Sweetwater
286734	GDB-271	05/03/2007	Sweetwater
286735	GDB-272	01/03/2007	Sweetwater
286736	GDB-273	01/03/2007	Sweetwater
286737	GDB-274	01/03/2007	Sweetwater
286738	GDB-275	01/03/2007	Sweetwater
286739	GDB-276	05/03/2007	Sweetwater
286740	GDB-277	01/03/2007	Sweetwater
286741	GDB-278	01/03/2007	Sweetwater
286742	GDB-279	01/03/2007	Sweetwater
286743	GDB-280	01/03/2007	Sweetwater
286744	GDB-281	01/03/2007	Sweetwater
286745	GDB-282	01/03/2007	Sweetwater
286746	GDB-283	01/03/2007	Sweetwater
286747	GDB-284	05/03/2007	Sweetwater
286748	GDB-285	01/03/2007	Sweetwater
286749	GDB-286	05/03/2007	Sweetwater
286750	GDB-287	01/03/2007	Sweetwater
286751	GDB-288	01/03/2007	Sweetwater
286752	GDB-289	01/03/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	47
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
286753	GDB-290	01/03/2007	Sweetwater
286754	GDB-291	01/03/2007	Sweetwater
286755	GDB-292	01/03/2007	Sweetwater
286756	GDB-293	01/03/2007	Sweetwater
286757	GDB-294	01/03/2007	Sweetwater
286758	GDB-295	01/03/2007	Sweetwater
286759	GDB-296	01/03/2007	Sweetwater
286760	GDB-297	01/03/2007	Sweetwater
286761	GDB-298	01/03/2007	Sweetwater
286762	GDB-299	01/03/2007	Sweetwater
286763	GDB-300	01/03/2007	Sweetwater
286764	GDB-301	01/03/2007	Sweetwater
286765	GDB-302	01/03/2007	Sweetwater
286766	GDB-303	01/03/2007	Sweetwater
286767	GDB-304	01/03/2007	Sweetwater
286768	GDB-305	01/03/2007	Sweetwater
286769	GDB-306	01/03/2007	Sweetwater
286770	GDB-307	01/03/2007	Sweetwater
286771	GDB-308	01/03/2007	Sweetwater
286772	GDB-309	01/03/2007	Sweetwater
286773	GDB-310	01/03/2007	Sweetwater
286774	GDB-311	01/03/2007	Sweetwater
286775	GDB-312	01/03/2007	Sweetwater
286776	GDB-313	01/03/2007	Sweetwater
286777	GDB-314	01/03/2007	Sweetwater
286778	GDB-315	01/03/2007	Sweetwater
286779	GDB-316	01/03/2007	Sweetwater
286780	GDB-317	01/03/2007	Sweetwater
286781	GDB-318	01/03/2007	Sweetwater
286782	GDB-319	01/03/2007	Sweetwater
286783	GDB-320	01/03/2007	Sweetwater
286784	GDB-321	01/03/2007	Sweetwater
286785	GDB-322	01/03/2007	Sweetwater
286786	GDB-323	01/03/2007	Sweetwater
286787	GDB-324	01/03/2007	Sweetwater
286788	GDB-325	01/03/2007	Sweetwater
286789	GDB-326	01/03/2007	Sweetwater
286790	GDB-327	01/03/2007	Sweetwater
286791	GDB-328	01/03/2007	Sweetwater
286792	GDB-329	01/03/2007	Sweetwater
286793	GDB-330	01/03/2007	Sweetwater
286794	GDB-331	01/03/2007	Sweetwater
286795	GDB-332	01/03/2007	Sweetwater
286796	GDB-333	01/03/2007	Sweetwater
286797	GDB-334	01/03/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	48
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
286798	GDB-335	01/03/2007	Sweetwater
286799	GDB-336	01/03/2007	Sweetwater
286800	GDB-337	01/03/2007	Sweetwater
286801	GDB-338	01/03/2007	Sweetwater
286802	GDB-339	01/03/2007	Sweetwater
286803	GDB-340	01/03/2007	Sweetwater
286804	GDB-341	01/03/2007	Sweetwater
286805	GDB-342	01/03/2007	Sweetwater
286806	GDB-343	01/03/2007	Sweetwater
286807	GDB-344	01/03/2007	Sweetwater
286808	GDB-345	01/03/2007	Sweetwater
286809	GDB-346	01/03/2007	Sweetwater
286810	GDB-347	01/03/2007	Sweetwater
286811	GDB-348	01/03/2007	Sweetwater
286812	GDB-349	01/03/2007	Sweetwater
286813	GDB-350	01/03/2007	Sweetwater
286814	GDB-351	01/03/2007	Sweetwater
286815	GDB-352	01/03/2007	Sweetwater
286816	GDB-353	01/03/2007	Sweetwater
286817	GDB-354	01/03/2007	Sweetwater
286818	GDB-355	01/03/2007	Sweetwater
286819	GDB-356	01/03/2007	Sweetwater
286820	GDB-357	01/03/2007	Sweetwater
286821	GDB-358	01/03/2007	Sweetwater
286822	GDB-359	01/03/2007	Sweetwater
286823	GDB-360	01/03/2007	Sweetwater
286824	GDB-361	01/03/2007	Sweetwater
286825	GDB-362	01/03/2007	Sweetwater
286826	GDB-363	01/03/2007	Sweetwater
286827	GDB-364	01/03/2007	Sweetwater
286828	GDB-365	01/03/2007	Sweetwater
286829	GDB-366	01/03/2007	Sweetwater
286830	GDB-367	01/03/2007	Sweetwater
processing	NDEXT-33	6/8/2007	FREMONT
processing	NDEXT-34	6/8/2007	FREMONT
processing	NDEXT-35	6/8/2007	FREMONT
processing	NDEXT-36	6/8/2007	FREMONT
processing	NDEXT-37	6/8/2007	FREMONT
processing	NDEXT-38	6/8/2007	FREMONT
processing	NDEXT-39	6/8/2007	FREMONT
processing	NDEXT-40	6/8/2007	FREMONT
processing	NDEXT-41	6/8/2007	FREMONT
processing	NDEXT-42	6/8/2007	FREMONT
processing	NDEXT-43	6/8/2007	FREMONT
processing	NDEXT-44	6/8/2007	FREMONT

	SCHEDULE “A” PROPERTIES	49
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
processing	NDEXT-45	6/8/2007	FREMONT
processing	NDEXT-46	6/8/2007	FREMONT
processing	NDEXT-47	6/8/2007	FREMONT
processing	NDEXT-48	6/8/2007	FREMONT
processing	NDEXT-49	6/8/2007	FREMONT
processing	NDEXT-50	6/8/2007	FREMONT
processing	NDEXT-51	6/8/2007	FREMONT
processing	NDEXT-52	6/8/2007	FREMONT
processing	NDEXT-53	6/8/2007	FREMONT
processing	NDEXT-54	6/8/2007	FREMONT
processing	NDEXT-55	6/8/2007	FREMONT
processing	NDEXT-56	6/8/2007	FREMONT
processing	NDEXT-57	6/8/2007	FREMONT
processing	NDEXT-58	6/8/2007	FREMONT
processing	NDEXT-59	6/8/2007	FREMONT
processing	NDEXT-60	6/8/2007	FREMONT
processing	NDEXT-61	6/8/2007	FREMONT
processing	NDEXT-62	6/8/2007	FREMONT
processing	NDEXT-63	6/8/2007	FREMONT
processing	NDEXT-64	6/8/2007	FREMONT
processing	NDEXT-65	6/8/2007	FREMONT
processing	ODR-1	6/8/2007	Sweetwater
processing	ODR-2	6/8/2007	Sweetwater
processing	ODR-3	6/8/2007	Sweetwater
processing	ODR-4	6/8/2007	Sweetwater
processing	ODR-5	6/8/2007	Sweetwater
processing	ODR-6	6/8/2007	Sweetwater
processing	ODR-7	6/8/2007	Sweetwater
processing	ODR-8	6/8/2007	Sweetwater
processing	ODR-9	6/8/2007	Sweetwater
processing	ODR-10	6/8/2007	Sweetwater
processing	ODR-11	6/8/2007	Sweetwater
processing	ODR-12	6/8/2007	Sweetwater
processing	ODR-13	6/8/2007	Sweetwater
processing	ODR-14	6/8/2007	Sweetwater
processing	ODR-15	6/8/2007	Sweetwater
processing	ODR-16	6/8/2007	Sweetwater
processing	ODR-17	6/8/2007	Sweetwater
processing	ODR-18	6/8/2007	Sweetwater
processing	ODR-19	6/8/2007	Sweetwater
processing	ODR-20	6/8/2007	Sweetwater
processing	ODR-21	6/8/2007	Sweetwater
processing	ODR-22	6/8/2007	Sweetwater
processing	ODR-23	6/8/2007	Sweetwater
processing	ODR-24	6/8/2007	Sweetwater

	SCHEDULE “A” PROPERTIES	50
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
processing	ODR-25	6/8/2007	Sweetwater
processing	ODR-26	6/8/2007	Sweetwater
processing	ODR-27	6/8/2007	Sweetwater
processing	ODR-28	6/8/2007	Sweetwater
processing	ODR-29	6/8/2007	Sweetwater

Total 860 Claims in WY

Serial No	Claim Name	LOC DATE	County
AMC375948	SGB #1	9/14/2006	MOHAVE
AMC375949	SGB #2	9/14/2006	MOHAVE
AMC375950	SGB #3	9/14/2006	MOHAVE
AMC375951	SGB #4	9/14/2006	MOHAVE
AMC375952	SGB #5	9/14/2006	MOHAVE
AMC375953	SGB #6	9/14/2006	MOHAVE
AMC375954	SGB #7	9/18/2006	MOHAVE
AMC375955	WPW #4	10/15/2006	MOHAVE
AMC375956	WPW #5	10/15/2006	MOHAVE
AMC375957	WPW #6	10/15/2006	MOHAVE
AMC384195	CWN 5	4/6/2007	MOHAVE
AMC384196	CWN 6	4/6/2007	MOHAVE
AMC384252	HK 4	4/26/2007	MOHAVE
AMC384253	HK 5	4/26/2007	MOHAVE
AMC384254	HK 6	4/26/2007	MOHAVE
AMC384255	HK 7	4/26/2007	MOHAVE
AMC384256	HK 8	4/26/2007	MOHAVE
AMC384257	HK 9	4/26/2007	MOHAVE
AMC384258	HK 10	4/26/2007	MOHAVE
AMC384259	HK 11	4/26/2007	MOHAVE
AMC384260	HK 12	4/26/2007	MOHAVE
AMC384239	GCN 4	4/4/2007	MOHAVE
AMC384240	GCN 5	4/4/2007	MOHAVE
AMC384241	GCN 6	4/4/2007	MOHAVE
AMC384242	GCN 7	4/4/2007	MOHAVE
AMC384243	GCN 8	4/4/2007	MOHAVE
AMC384244	GCN 9	4/4/2007	MOHAVE
AMC384245	GCN 10	4/4/2007	MOHAVE

	SCHEDULE “A” PROPERTIES	51
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
AMC384246	GCN 11	4/4/2007	MOHAVE
AMC384247	GCN 12	4/4/2007	MOHAVE
AMC384248	GCN 13	4/4/2007	MOHAVE
AMC384249	GCN 14	4/4/2007	MOHAVE
AMC384250	GCN 15	4/4/2007	MOHAVE
AMC384251	GCN 16	4/4/2007	MOHAVE
AMC384218	GC 4	4/13/2007	MOHAVE
AMC384219	GC 5	4/13/2007	MOHAVE
AMC384220	GC 6	4/13/2007	MOHAVE
AMC384221	GC 7	4/13/2007	MOHAVE
AMC384222	GC 8	4/13/2007	MOHAVE
AMC384223	GC 9	4/13/2007	MOHAVE
AMC384224	GC 10	4/13/2007	MOHAVE
AMC384225	GC 11	4/13/2007	MOHAVE
AMC384226	GC 12	4/13/2007	MOHAVE
AMC384227	GC 13	4/13/2007	MOHAVE
AMC384228	GC 14	4/13/2007	MOHAVE
AMC384229	GC 15	4/13/2007	MOHAVE
AMC384230	GC 16	4/13/2007	MOHAVE
AMC384231	GC 17	4/13/2007	MOHAVE
AMC384232	GC 18	4/13/2007	MOHAVE
AMC384233	GC 19	4/13/2007	MOHAVE
AMC384234	GC 20	4/13/2007	MOHAVE
AMC384235	GC 21	4/13/2007	MOHAVE
AMC384236	GC 22	4/13/2007	MOHAVE
AMC384237	GC 23	4/13/2007	MOHAVE
AMC384238	GC 24	4/13/2007	MOHAVE
AMC384293	SGB 8	4/12/2007	MOHAVE
AMC384294	SGB 9	4/12/2007	MOHAVE
AMC384295	SGB 10	4/12/2007	MOHAVE
AMC384296	SGB 11	4/12/2007	MOHAVE
AMC384297	SGB 12	4/12/2007	MOHAVE
AMC384298	SGB 13	4/12/2007	MOHAVE
AMC384299	SGB 14	4/12/2007	MOHAVE
AMC384164	BS 1	4/9/2007	MOHAVE
AMC384165	BS 2	4/9/2007	MOHAVE
AMC384166	BS 5	4/9/2007	MOHAVE
AMC384167	BS 6	4/9/2007	MOHAVE
AMC384168	BS 7	4/9/2007	MOHAVE
AMC384169	BS 8	4/9/2007	MOHAVE
AMC384170	BS 10	4/9/2007	MOHAVE
AMC384171	BS 11	4/9/2007	MOHAVE
AMC384172	BS 12	4/9/2007	MOHAVE
AMC384173	BS 13	4/9/2007	MOHAVE
AMC384174	BS 14	4/9/2007	MOHAVE

	SCHEDULE “A” PROPERTIES	52
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
AMC384175	BS 15	4/9/2007	MOHAVE
AMC384176	BS 16	4/9/2007	MOHAVE
AMC384177	BS 17	4/9/2007	MOHAVE
AMC384178	BS 18	4/9/2007	MOHAVE
AMC384179	BS 19	4/9/2007	MOHAVE
AMC384180	BS 20	4/9/2007	MOHAVE
AMC384181	BS 21	4/9/2007	MOHAVE
AMC384182	BS 22	4/9/2007	MOHAVE
AMC384183	BS 23	4/9/2007	MOHAVE
AMC384184	BS 24	4/9/2007	MOHAVE
AMC384185	BS 25	4/9/2007	MOHAVE
AMC384186	BS 26	4/9/2007	MOHAVE
AMC384187	BS 27	4/9/2007	MOHAVE
AMC384188	BS 28	4/9/2007	MOHAVE
AMC384189	BS 29	4/9/2007	MOHAVE
AMC384190	BS 30	4/9/2007	MOHAVE
AMC384191	BS 31	4/9/2007	MOHAVE
AMC384192	BS 32	4/9/2007	MOHAVE
AMC384193	BS 33	4/9/2007	MOHAVE
AMC384194	BS 34	4/9/2007	MOHAVE
AMC384284	LS 5	4/10/2007	MOHAVE
AMC384285	LS 6	4/10/2007	MOHAVE
AMC384286	LS 7	4/10/2007	MOHAVE
AMC384287	LS 8	4/10/2007	MOHAVE
AMC384261	HTT 1	4/19/2007	MOHAVE
AMC384262	HTT 2	4/19/2007	MOHAVE
AMC384263	HTT 3	4/19/2007	MOHAVE
AMC384264	HTT 4	4/19/2007	MOHAVE
AMC384265	HTT 5	4/19/2007	MOHAVE
AMC384266	HTT 6	4/19/2007	MOHAVE
AMC384267	HTT 7	4/19/2007	MOHAVE
AMC384268	HTT 8	4/19/2007	MOHAVE
AMC384269	HTT 9	4/19/2007	MOHAVE
AMC384270	HTT 10	4/19/2007	MOHAVE
AMC384271	HTT 11	4/19/2007	MOHAVE
AMC384272	HTT 12	4/19/2007	MOHAVE
AMC384288	PC 28	4/22/2007	MOHAVE
AMC384289	PC 29	4/22/2007	MOHAVE
AMC384290	PC 30	4/22/2007	MOHAVE
AMC384291	PC 31	4/22/2007	MOHAVE
AMC384292	PC 32	4/22/2007	MOHAVE
AMC384154	BK 1	4/17/2007	MOHAVE
AMC384155	BK 2	4/17/2007	MOHAVE
AMC384156	BK 3	4/17/2007	MOHAVE
AMC384157	BK 4	4/17/2007	MOHAVE

	SCHEDULE “A” PROPERTIES	52
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
AMC384158	BK 5	4/17/2007	MOHAVE
AMC384159	BK 6	4/17/2007	MOHAVE
AMC384160	BK 7	4/17/2007	MOHAVE
AMC384161	BK 8	4/17/2007	MOHAVE
AMC384162	BK 9	4/17/2007	MOHAVE
AMC384163	BK 10	4/17/2007	MOHAVE
AMC384273	HTT 13	5/23/2007	MOHAVE
AMC384274	HTT 14	5/23/2007	MOHAVE
AMC384275	HTT 15	5/23/2007	MOHAVE
AMC384276	HTT 16	5/23/2007	MOHAVE
AMC384277	HTT 17	5/23/2007	MOHAVE
AMC384278	HTT 18	5/23/2007	MOHAVE
AMC384279	HTT 19	5/23/2007	MOHAVE
AMC384280	HTT 20	5/23/2007	MOHAVE
AMC384281	HTT 21	5/23/2007	MOHAVE
AMC384282	HTT 22	5/23/2007	MOHAVE
AMC384283	HTT 23	5/23/2007	MOHAVE
AMC384197	GCS 4	5/24/2007	MOHAVE
AMC384198	GCS 5	5/24/2007	MOHAVE
AMC384199	GCS 6	5/24/2007	MOHAVE
AMC384200	GCS 7	5/24/2007	MOHAVE
AMC384201	GCS 8	5/24/2007	MOHAVE
AMC384202	GCS 9	5/24/2007	MOHAVE
AMC384203	GCS 10	5/24/2007	MOHAVE
AMC384204	GCS 11	5/24/2007	MOHAVE
AMC384205	GCS 12	5/24/2007	MOHAVE
AMC384206	GCS 13	5/24/2007	MOHAVE
AMC384207	GCS 14	5/24/2007	MOHAVE
AMC384208	GCS 15	5/24/2007	MOHAVE
AMC384209	GCS 16	5/24/2007	MOHAVE
AMC384210	GCS 17	5/24/2007	MOHAVE
AMC384211	GCS 18	5/24/2007	MOHAVE
AMC384212	GCS 19	5/24/2007	MOHAVE
AMC384213	GCS 20	5/24/2007	MOHAVE
AMC384214	GCS 21	5/24/2007	MOHAVE
AMC384215	GCS 22	5/24/2007	MOHAVE
AMC384216	GCS 23	5/24/2007	MOHAVE
AMC384217	GCS 24	5/24/2007	MOHAVE
AMC384300	UGC 1	4/25/2007	MOHAVE
AMC384301	UGC 2	4/25/2007	MOHAVE
AMC384302	UGC 3	4/25/2007	MOHAVE
AMC384303	UGC 4	4/25/2007	MOHAVE
AMC384304	UGC 5	4/25/2007	MOHAVE
AMC384305	UGC 6	4/25/2007	MOHAVE
AMC384306	UGC 7	4/25/2007	MOHAVE

	SCHEDULE “A” PROPERTIES	53
Part 2
Sweetwater River Resources, LLC
Claims Located post Aug. 1, 2006

Total = 1064 Claims

Serial No	Claim Name	Location Date	County
AMC384307	UGC 8	4/25/2007	MOHAVE
AMC384308	UGC 9	4/25/2007	MOHAVE
AMC384309	UGC 10	4/25/2007	MOHAVE
AMC384310	UGC 11	4/25/2007	MOHAVE
AMC384311	UGC 12	4/25/2007	MOHAVE
AMC384312	UGC 13	4/25/2007	MOHAVE
AMC384313	UGC 14	4/25/2007	MOHAVE
AMC384314	UGC 15	4/30/2007	MOHAVE
AMC384315	UGC 16	4/30/2007	MOHAVE
AMC384316	UGC 17	4/30/2007	MOHAVE
AMC384317	UGC 18	4/30/2007	MOHAVE
AMC384318	UGC 19	4/30/2007	MOHAVE
AMC384319	UGC 20	4/30/2007	MOHAVE
AMC384320	UGC 21	4/30/2007	MOHAVE
AMC384321	UGC 22	4/30/2007	MOHAVE
AMC384322	UGC 23	4/30/2007	MOHAVE
AMC384323	UGC 24	4/30/2007	MOHAVE
AMC384324	UGC 25	4/30/2007	MOHAVE
AMC384325	UGC 26	4/30/2007	MOHAVE
AMC384326	UGC 27	4/30/2007	MOHAVE
AMC384327	UGC 28	4/30/2007	MOHAVE
AMC384328	UGC 29	4/30/2007	MOHAVE
AMC384329	UGC 30	4/30/2007	MOHAVE
Processing	GC 25	6/12/2007	MOHAVE
Processing	GC 26	6/12/2007	MOHAVE
Processing	GC 27	6/12/2007	MOHAVE
Processing	GC 28	6/12/2007	MOHAVE
Processing	GC 29	6/12/2007	MOHAVE
Processing	GC 30	6/12/2007	MOHAVE
Processing	GC 31	6/12/2007	MOHAVE
Processing	GC 32	6/12/2007	MOHAVE
Processing	SLD 1	5/31/2007	MOHAVE
Processing	SLD 2	5/31/2007	MOHAVE
Processing	SLD 3	5/31/2007	MOHAVE
Processing	SLD 4	5/31/2007	MOHAVE
Processing	SLD 5	5/31/2007	MOHAVE
Processing	SLD 6	5/31/2007	MOHAVE
Processing	SLD 7	5/31/2007	MOHAVE
Processing	SLD 8	5/31/2007	MOHAVE
Processing	SVP 1	6/3/2007	MOHAVE
Processing	SVP 2	6/3/2007	MOHAVE

Total	204 claims in AZ

SCHEDULE “B”

OPTION AGREEMENT AMENDMENT

Section 3.6 of the Option Agreement shall be deleted, and replaced with the following:

“3.7 Acquisition of 100% of the Interest

Notwithstanding any other provision of this Agreement, Tournigan may at any time earn a 100% interest in the Property by paying the Optionor $50,000 in cash, an additional CDN$592,000 in cash, and issuing to the Optionor an aggregate of 340,000 common shares of Tournigan. The payments contemplated by this Section 3.7 shall be in addition to any expenditures on the Properties or payments which Tournigan has made to the Optionor prior to the date of the exercise of the Option pursuant to this Section 3.7.

3.8 Option Only

For greater certainty, under this Agreement Tournigan has acquired an option only and all expenditures are entirely at the discretion of Tournigan.”

SCHEDULE “C”

ESCROW AGREEMENT

THIS AGREEMENT is made as of the ___ day of _________________, 2007

AMONG:

TOURNIGAN USA INC., having an office at 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3, Vancouver, British Columbia

(“Tournigan USA”)

AND:

SWEETWATER RIVER RESOURCES LLC, having an office at 220 Hwy 10, Jelm, Wyoming, United States, 82063

(“Sweetwater”)

AND:

STIKEMAN ELLIOTT LLP, having an office at Suite 1700 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8

(the “Escrow Agent”)

(collectively, the “Parties”)

WHEREAS Tournigan Gold Corporation (“Tournigan”), Tournigan USA and Sweetwater are each party to an Option Amendment and Assignment Agreement (the “OAA Agreement”) dated September 14, 2007 pursuant to which Tournigan USA agreed to pay Sweetwater US$50,000 and a further CDN$592,000 in cash, and deliver to Sweetwater an aggregate of 340,000 common shares in the capital of Tournigan to exercise the Option as contemplated by section 3.7 of the Amended Option Agreement (as such term is defined in the OAA Agreement) (the “Option”).

AND WHEREAS Sweetwater acknowledges that there are certain deficiencies in the land tenure reports prepared by Meadowlark Search, Inc. relating to certain of the Properties (as such term is defined in the OAA Agreement), particulars of which deficiencies are set out in a letter from the Sweetwater to Tournigan USA dated as of the date of the OAA Agreement (each a “Deficiency”, and collectively, the “Deficiencies”).

AND WHEREAS pursuant to the OAA Agreement, Sweetwater agrees to rectify the Deficiencies to the satisfaction of Tournigan USA within four months of the Closing (as such term is defined in the OAA Agreement), failing which Tournigan USA shall be entitled to rectify the Deficiencies and shall be entitled to reimbursement by Sweetwater for the fees and expenses it incurs in doing so.

AND WHEREAS the OAA Agreement further provides that in the event a Deficiency cannot be rectified by Sweetwater or by Tournigan USA, as the case may be, Sweetwater will pay Tournigan USA an amount equivalent to the reduction in the value of the Properties caused by the Deficiency (a “Deficiency Payment”), such amount to be agreed to by Sweetwater and Tournigan USA, acting reasonably.

AND WHEREAS the OAA Agreement provides, among other things that at the Closing of the exercise of the Option, an aggregate of $100,000 (the “Escrowed Cash”) will be placed into escrow, and that Tournigan USA may require the Escrow Agent to release some or all of the Escrowed Cash to Tournigan USA to be applied towards the payment of any Deficiency Payment, all on the terms and conditions of this Agreement.

AND WHEREAS Sweetwater and Tournigan USA wish to appoint the Escrow Agent to act as escrow agent in respect of the Escrowed Cash and the Escrow Agent wishes to act in such capacity, on the terms and conditions contained herein.

AND WHEREAS the Escrow Agent has agreed to undertake and perform its duties according to the terms and conditions hereof:

NOW THEREFORE this Agreement witnesseth that in consideration of the aforesaid agreements, and of the sum of $1.00 now paid by the Parties hereto, each to the other (the receipt and sufficiency of which the Parties do hereby respectively acknowledge each to the other), the Parties covenant and agree as follows:

1.      At the Closing, Tournigan USA will place and deposit in escrow with the Escrow Agent the Escrowed Cash as security for losses caused to Tournigan USA by reason of Deficiencies which cannot be rectified by Sweetwater or by Tournigan USA.

2.      The parties agree that the Escrowed Cash will be held and retained by the Escrow Agent in a separate interest-bearing trust account pursuant to the terms of this Agreement. During the term of this Agreement, ownership of and interest in the Escrowed Cash shall not be transferred, sold, assigned, alienated, released from escrow, transferred within escrow, or otherwise in any manner dealt with, except as hereafter provided. Any interest accrued in respect of the Escrowed Cash shall form part of the Escrowed Cash and be held in escrow pursuant to this Agreement.

3.      During the term of this Agreement, Tournigan USA may deliver to the Escrow Agent a clear, irrevocable direction (a “Tournigan USA Direction”) executed by the President, Secretary or other authorized representative of Tournigan USA, providing:

(a)     particulars of any Deficiency which cannot be rectified, including the amount of any loss caused such Deficiency; and

(b)     particulars of the Deficiency Payment required to be made by Sweetwater to Tournigan USA in relation to such Deficiency, including the amount of such Deficiency Payment,

2

and directing the Escrow Agent to release Escrowed Funds to it to be applied toward such Deficiency Payment (the “Specified Funds”). Tournigan USA must deliver a copy of the Tournigan USA Direction to Sweetwater at the same time it delivers the Tournigan USA Direction to the Escrow Agent. Except as provided in section 4 of this Agreement, 15 Business Days (as such term is defined in the OAA Agreement) following the receipt of a Tournigan USA Direction, which the Escrow Agent shall be entitled to rely on and act upon, the Escrow Agent shall deliver the Specified Funds to Tournigan USA as directed in a Tournigan USA Direction. Tournigan USA may deliver one or more Tournigan USA Directions during the term of this Agreement.

4.      If Sweetwater objects to the contents of a Tournigan USA Direction, Sweetwater must deliver to Tournigan USA and the Escrow Agent written notice of such objection (a “Sweetwater Objection Notice”) executed by the President, Secretary or other authorized representative of Sweetwater within 10 Business Days following the date on which it receives a copy of the Direction from Tournigan USA. The Sweetwater Objection Notice shall indicate the basis for Sweetwater's objection to the contents of such Tournigan USA Direction. If no Sweetwater Objection Notice is delivered to the Escrow Agent within the prescribed time period, the Escrow Agent shall deliver the Specified Funds as directed in the Tournigan USA Direction. In the event that a Sweetwater Objection Notice is delivered to the Escrow Agent within the prescribed time period, the Escrow Agent shall continue to hold the Escrowed Cash for ten Business Days, during which period Tournigan USA and Sweetwater shall make their commercially reasonable best efforts to resolve any dispute they may have as to the contents of the Tournigan USA Direction. If during this period the Escrow Agent receives a joint written direction (a “Joint Direction”) executed by the President, Secretary or other authorized signatory of each of Sweetwater and the Tournigan USA directing that the Escrow Agent disburse the Escrowed Cash in accordance with such Joint Direction or not disburse Escrowed Cash, the Escrow Agent shall proceed to disburse some or all of the Escrowed Cash in accordance with such Joint Direction, or shall not disburse such funds notwithstanding the Direction. If no Joint Direction is received by the Escrow Agent within 30 Business Days following receipt of a Sweetwater Objection Notice by the Escrow Agent, the Escrow Agent shall be entitled to deal with the Escrowed Cash solely in accordance with section 14 of this Agreement.

5.      During the term of this Agreement, Sweetwater may deliver to the Escrow Agent a clear, irrevocable direction (a “Sweetwater Direction”) executed by the President, Secretary or other authorized representative of Sweetwater advising that all outstanding Deficiencies have been rectified, and directing the Escrow Agent to release all remaining Escrowed Funds held by it to Sweetwater (the “Release Funds”). Sweetwater must deliver a copy of the Sweetwater Direction to Tournigan USA at the same time as Sweetwater delivers the Sweetwater Direction to the Escrow Agent. Except as provided in section 6 of this Agreement, 15 Business Days following receipt of the Sweetwater Direction, which the Escrow Agent shall be entitled to rely on and act upon, the Escrow Agent shall deliver the Release Funds as directed in the Sweetwater Direction. Sweetwater may deliver only one Sweetwater Direction during the term of this Agreement.

3

6.      If Tournigan USA objects to the contents of a Sweetwater Direction, Sweetwater must deliver to Tournigan USA and the Escrow Agent a Tournigan USA Objection Notice executed by the President, Secretary or other authorized representative of Tournigan USA within 10 Business Days following the date on which it receives a copy of the Sweetwater Direction from Sweetwater. The Tournigan USA Objection Notice shall indicate the basis for Tournigan USA's objection to the contents of such Sweetwater Direction. If no Tournigan USA Objection Notice is delivered to the Escrow Agent within the prescribed time period, the Escrow Agent shall deliver the Release Funds as directed in the Sweetwater Direction. In the event that a Tournigan USA Objection Notice is delivered to the Escrow Agent within the prescribed time period, the Escrow Agent shall continue to hold the Escrowed Cash for 10 Business Days, during which period Tournigan USA and Sweetwater shall make their commercially reasonable best efforts to resolve any dispute they may have as to the contents of the Sweetwater Direction. If during this period the Escrow Agent receives a Joint Direction executed by the President, Secretary or other authorized signatory of each of Sweetwater and the Tournigan USA directing that the Escrow Agent disburse the Escrowed Cash in accordance with such Joint Direction or not disburse Escrowed Cash, the Escrow Agent shall proceed to disburse some or all of the Escrowed Cash in accordance with such Joint Direction, or shall not disburse such funds notwithstanding the Direction. If no Joint Direction is received by the Escrow Agent within 30 Business Days following receipt of an Objection Notice by the Escrow Agent, the Escrow Agent shall be entitled to deal with the Escrowed Cash solely in accordance with section 16 of this Agreement.

7.      Notwithstanding any other provision of this Agreement, the Escrow Agent shall notify both Sweetwater and Tournigan USA in writing at least 30 Business Days prior to the release of any money from escrow.

8.      Any Escrowed Cash which remain in escrow pursuant to this Agreement on the date which is twelve months after the date of the Closing (the “Escrow Termination Date”) and in respect of which neither a Tournigan USA Direction nor a Sweetwater Direction has been delivered the Escrow Agent shall be released to Sweetwater by the Escrow Agent.

9.      The Escrow Agent hereby accepts the responsibilities placed on it hereby and agrees to perform the same in accordance with the terms hereof and the Direction.

10.     The Escrow Agent will not have any duties and responsibilities except those set forth in this Agreement, and may rely upon any instrument in writing believed by it to be genuine and sufficient and properly presented in accordance with the terms of this Agreement. The Escrow Agent shall not be liable or responsible for any action taken or omitted to be taken provided such action or omission is in accordance with the provisions hereof and may assume that any person purporting to give any notice on behalf of any party in accordance with the provisions of this Agreement has been duly authorized to do so. The Escrow Agent may employ or retain such counsel or other experts or advisers or agents as it may reasonably require for the purpose of discharging its duties hereunder.

4

11.    The Escrow Agent shall not be required to defend any legal proceedings which may be instituted against it in respect of or arising out of anything herein contained unless requested so to do by a party hereto and indemnified to its reasonable satisfaction against the cost and expense of such defence.

12.    In case any Escrowed Cash held by the Escrow Agent hereunder shall be attached, garnished or levied upon or otherwise affected under any order of any court of competent jurisdiction, the Escrow Agent is expressly authorized to comply with all orders, final judgments or decrees so made and in case the Escrow Agent complies with any such orders, final judgments or decree, it shall not be liable to any of the other parties hereto, or to any other person, by reason of such compliance. The Escrow Agent shall forthwith give notice to all parties hereto of any such writ, order, final judgment or decree.

13    The acceptance by the Escrow Agent of its duties and obligations under this Agreement is subject to the following terms and conditions, which the parties to this Agreement hereby agree shall govern and control with respect to its rights, duties, liabilities and immunities:

(a)     the Escrow Agent shall not incur any liability acting on the signature, direction, notice, request, waiver, consent, receipt or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be;

(b)     the Escrow Agent may consult with and obtain advice from legal counsel in the event of any question as to any of the provisions hereof of its duties hereunder, and it shall incur no liability and shall be fully protected in acting and relying in good faith in accordance with the opinion and instructions of such counsel. The reasonable cost of such services shall be added to, and be part of, the Escrow Agent’s fee hereunder; and

(c)     the Escrow Agent shall have no duties except those which are expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing, and signed by Tournigan USA and Sweetwater, and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

14.    Tournigan USA and Sweetwater jointly and severally hereby agree to indemnify and shall save harmless the Escrow Agent and/or its officers, directors, partners, employees, agents and independent contractors (hereafter in this paragraph, the “Escrow Agent”) from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Escrow Agent or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the negligent action, the negligent failure to act, or the wilful misconduct or bad faith of the Escrow Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of this Agreement or the resignation of the Escrow Agent.

5

15.     If the Escrow Agent wishes to resign, it will give at least 30 days notice to Tournigan USA and Sweetwater, and Tournigan USA and Sweetwater will appoint another Escrow Agent in its place acceptable to both of them and such appointment will be binding on Tournigan USA and Sweetwater and the new Escrow Agent will assume and be bound by the obligations of the Escrow Agent hereunder.

16.     If any disagreement or dispute arises among Tournigan USA, Sweetwater or any other person resulting in adverse claims or demands being made upon the Escrowed Cash, whether or not litigation has been instituted, then in any event, at the Escrow Agent’s option, the Escrow Agent may take only one or more of the following actions:

(a)     it may refuse to comply with any claims or demands on it and continue to hold the Escrowed Cash until it receives a written direction signed by Tournigan USA and Sweetwater and any other person who may have asserted a claim or made a demand for the Escrowed Cash directing that it disburse the Escrowed Cash in accordance with the said direction and it will not be or become liable in any way or to any person for its refusal to comply with the claims or demands;

(b)     if it will receive written notice advising that litigation over entitlement to the Escrowed Cash has been commenced, it may deposit the Escrowed Cash with the clerk of the court in which the litigation is pending; or

(c)     it may (but will not be required to) take affirmative steps as it may, in its option, elect in order to substitute another impartial party to hold the Escrowed Cash or deposit the Escrowed Cash in a court of competent jurisdiction and to commence an action in British Columbia, the costs (on a solicitor and client basis) of it to be borne by whichever of Tournigan USA or Sweetwater is the losing party, after completion of which it will be released of any and all liability under this Agreement.

15.     This Agreement shall terminate upon the earlier of the Escrow Termination Date and the date that all of the Escrowed Cash have been released in accordance with the terms of this Agreement.

16.     This Agreement may be executed in several counterparts in the same form and such counterparts as so executed shall together form one original agreement, and such counterparts if more than one shall be read together and construed as if all the signing parties hereto had executed one copy of this Agreement.

17.     This Agreement constitutes and embodies the full and complete understanding of the parties hereto with respect to the Escrowed Cash and supersedes all prior understandings or agreements, whether oral or in writing, relating thereto.

18.     Whenever the singular or masculine are used throughout this Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

6

19.     This Agreement shall enure to the benefit of and be binding upon the parties hereto and, as applicable, their respective heirs, executors, administrators, successors and assigns.

20.     This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of British Columbia. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

21     Any demand, notice or other communication to be given in connection with this Agreement must be given in writing by personal delivery or by electronic means of communication addressed to Tournigan USA or Sweetwater as provided in the OAA Agreement, and to the Escrow Agent as follows:

Stikeman Elliott LLP
Suite 1700
666 Burrard Street
Vancouver, B.C. V6C 2X8:

Attention: Neville McClure
Facsimile: (604) 681-1825

or to such other address as a party may specify by notice given in accordance with this section. Any such notice, request, demand or communication given shall be deemed to have been given:

(a)    in the case of delivery by hand, when delivered;

(b)    in the case of delivery by facsimile transmission on the day of transmission if transmission occurs before 5:00 p.m. and the next Business Day if transmission occurs after 5:00 p.m.; and

(c)    in the case of delivery by mail, five business days following mailing of such notice, request, demand or communication.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

TOURNIGAN USA INC.

Per: ________________________
       Authorized Officer

7

SWEETWATER RIVER RESOURCES LLC

Per: ________________________
       Authorized Officer

STIKEMAN ELLIOTT LLP

Per: ________________________
       Authorized Signatory

8